06012613

Crédit Agricole S.A.
File No. 82-34771

RECEIVED
2006 APR 17 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH MARCH 31, 2006

SUPPL

1. MATERIALS PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SECURITYHOLDERS IN CONNECTION WITH SECURITYHOLDERS' MEETINGS

    1.1 Preliminary notice (*avis de réunion*) of Extraordinary and Ordinary Shareholders' Meeting of May 17, 2006, published in the BALO on March 22, 2006.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

    2.1 Publication relating to the issuance of indexed notes, dated March 3, 2006.

3. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

    3.1 Materials relating to the EUR 25,000,000,000 Euro Medium Term Note Programme.

    A. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due September 2007, dated March 22, 2006.

    B. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due September 2007, dated March 27, 2006.

    C. Final Terms relating to the issuance of EUR 400,000,000 Floating Rate Notes due March 2008, dated March 27, 2006.

    D. Final Terms relating to the issuance of EUR 200,000,000 Index Linked Notes, dated March 28, 2006.

    E. Final Terms relating to the issuance of EUR 200,000,000 Index Linked Notes, dated March 29, 2006.

    F. Final Terms relating to the issuance of EUR 300,000,000 Index Linked Notes, dated March 29, 2006.

    G. Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due October 2007, dated March 29, 2006.

    H. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due March 2008, dated March 29, 2006.

dlw 4/17

I. Final Terms relating to the issuance of EUR 6,000,000 Automatic Redeemable Index Linked Interest Notes, dated March 29, 2006.

J. Prospectus Supplement no. 3 dated March 14, 2006 to the Base Prospectus dated September 30, 2005.

4. OTHER PUBLIC DISCLOSURE

4.1 Press releases through March 31, 2006.

4.2 Shareholder Newsletter No. 13, March 2006.

4.3 Presentation, dated March 22, 2006 entitled "European Banks Conference", outlining Crédit Agricole's strategic development.

4.4 Presentation entitled "Results for Q4-05 and 2005 annuals results", dated March 2006.

4.5 Declarations by Crédit Agricole listing transactions in its own shares:

A. Declaration regarding transactions on February 23, 2006, registered with the AMF on March 6, 2006.

B. Declaration regarding transactions between March 7, 2006 and March 15, 2006, registered with the AMF on March 16, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Preliminary notice (*avis de réunion*) of Extraordinary and Ordinary Shareholders' Meeting of May 17, 2006

Published in the BALO on March 22, 2006

Please see attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published March 22, 20065, Bulletin no. 35

The notice announces that the Annual General Meeting of Crédit Agricole S.A. shareholders will be held on Wednesday, 17 May 2006 at 10:30 a.m., at CNIT in Paris – La Défense. The notice then sets out the agenda and text of resolutions, which are summarized below:

Ordinary General Meeting

First resolution: Approval of the corporate accounts as at December 31, 2005.

Second resolution: Approval of the consolidated accounts as at December 31, 2005.

Third resolution: Allocation of income, fixing of the amount and payment of dividend.

Fourth resolution: Approval of the conventions provided in articles L. 225-38 and following of the French Commercial Code.

Fifth resolution: Ratification of the cooptation of Mr. Jean-Roger Drouet as a new director.

Sixth resolution: Nomination of Mr. Bruno de Laage as a director.

Seventh resolution: Renewal of Mr. Noël Dupuy's mandate as a director.

Eighth resolution: Renewal of Ms. Carole Giraud's mandate as a director.

Ninth resolution: Renewal of Mr. Roger Gobin's mandate as a director.

Tenth resolution: Renewal of Mr. Bernard Mary's mandate as a director.

Eleventh resolution: Renewal of Mr. Jean-Pierre Pargade's mandate as a director.

Twelfth resolution: Renewal of the mandate of SAS rue la Boétie as a director.

Thirteenth resolution: Renewal of Barbier, Frinault et autres' mandate as statutory auditors.

Fourteenth resolution: Renewal of Pricewaterhousecoopers' mandate as statutory auditors.

Fifteenth resolution: Renewal of Mr. Pierre Coll's mandate as alternate auditor.

Sixteenth resolution: Nomination of Alain Grossman as Picarle et associés as alternate auditors.

Seventeenth resolution: Fixing of directors' attendance fees.

Eighteenth resolution: Authorization of the Board of Directors to carry out operations on Company shares.

Extraordinary General Meeting

Nineteenth resolution: Delegation of power to the Board of Directors to carry out capital increases up to a maximum aggregate amount of €4 billion through the issuance of ordinary shares or any security giving access immediately and/or after a fixed period to capital, with maintenance of preferential subscription rights.

Twentieth resolution: Delegation of power to the Board of Directors to carry out capital increases up to a maximum aggregate amount of €900 million through the issuance of ordinary shares or any security giving access immediately and/or after a fixed period to the capital, with cancellation of preferential subscription rights.

Twenty-first resolution: Delegation of power to the Board of Directors to increase the number of shares or securities to issue in the event of a capital increase, with or without preemptive rights for shareholders, up to the limit of 15% of the initial issue.

Twenty-second resolution: Delegation of power to the Board of Directors to issue shares, securities affecting the capital or other securities in exchange for in-kind contributions made to the Company.

Twenty-third resolution: Delegation of power to the Board of Directors to set the issue price of ordinary shares and securities affecting the capital, in the event of the cancellation of preferential subscription rights, up to the limit of 5% of the share capital.

Twenty-fourth resolution: Delegation of power to the Board of Directors to carry out capital increases up to a maximum aggregate amount of €3 billion through incorporation of reserves, profits, premiums, etc.

Twenty-fifth resolution: Delegation of power to the Board of Directors to grant company share purchase options and/or share subscription options to employees and/or officers and directors of the Group companies.

Twenty-sixth resolution: Delegation of power to the Board of Directors to carry out capital increases open exclusively to Crédit Agricole employees who subscribe to the Company savings plan up to a maximum aggregate amount of €150 million.

Twenty-seventh resolution: Delegation of power to the Board of Directors to carry out capital increases open exclusively to the company Crédit Agricole International Employees up to a maximum aggregate amount of €40 million.

Twenty-eighth resolution: Delegation of power to the Board of Directors to carry out capital increases open exclusively to Crédit Agricole employees who subscribe to the Company savings plan in the United States of America up to a maximum aggregate amount of €40 million.

Twenty-ninth resolution: Authorization of the Board of Directors to carry out capital reductions through cancellation of shares.

Thirtieth resolution: Amendment of Articles 26 and 27 of the by-laws in order to bring it into conformity with the Law n° 2005-842 of July 26, 2005.

Thirty-first resolution: Formalities and powers.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Publications relating to the issuance of indexed notes

Published in the BALO on March 3, 2006

Please see the attached English-language translation.

Exhibit 2.1

English translation from French

Crédit Agricole S.A. BALO Notice published March 3, 2006, Bulletin no. 27

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.

Further to the notice published in the *Bulletins des Annonces légales obligatoires* of February 20, 2006.

Issuance of debt by Crédit Agricole S.A. in the form of indexed notes on four international indices (visa from the *Autorités des marches financiers* no. 06-045 dated February 16, 2006) (Code ISIN: FR0010295261).

The closing levels for the Dow Jones EUROSTOXX 50 ("Eurostoxx 50"), Standard & Poor's 500 ("S&P 500"), Nikkei 225, and Hang Seng on the initial date of establishment, i.e. February 22, 2006, are:

	Closing level on the initial date of establishment
Dow Jones Eurostoxx 50-Spot-Eurostoxx 50	3 818.48
S&P500-SPOT	1 292.67
Nikkei 225-SPOT	15 781.78
HSI-SPOT	15 635.72

Exhibit 3.1A

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due September 2007

March 22, 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1B

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due September 2007

March 27, 2006

Please see attached.

Exhibit 3.1C

Final Terms relating to the issuance of EUR 400,000,000 Floating Rate Notes due March 2008

March 27, 2006

Please see attached.

Exhibit 3.1D

Final Terms relating to the issuance of EUR 200,000,000 Index Linked Notes

March 28, 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1E

Final Terms relating to the issuance of EUR 200,000,000 Index Linked Notes

March 29, 2006

Please see attached.

Exhibit 3.1F

Final Terms relating to the issuance of EUR 300,000,000 Index Linked Notes

March 29, 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1G

Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due October 2007

March 29, 2006

Please see attached.

Exhibit 3.1H

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due March 2008

March 29, 2006

Please see attached.

Exhibit 3.1I

Final Terms relating to the issuance of EUR 6,000,000 Automatic Redeemable Index Linked Interest Notes

March 29, 2006

Please see attached.

Exhibit 3.1J

Prospectus Supplement No. 3 to the Base Prospectus dated September 30, 2005

March 14, 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through March 31, 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

Shareholder Newsletter No. 13

March 2006

Please see attached.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3

Presentation entitled "European Banks Conference", Outlining Crédit Agricole's Strategic Development

March 22, 2006

Please see attached.

Exhibit 4.4A

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

March 6, 2006

Please see attached English language translation.

Exhibit 4.4A

English translation from French

Crédit Agricole S.A. AMF Notice published March 6, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 02/23/2006

date of transaction	number of shares	weighted average price	amount
sale on 02/23/2006	12,469	30.08	375,067.52
	12,469	**30.08**	**375,067.52**

Exhibit 4.4B

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

March 16, 2006

Please see attached English language translation.

Exhibit 4.4B

English translation from French

Crédit Agricole S.A. AMF Notice published March 16, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 03/07/2006 AND 03/15/2006

date of transaction	number of shares	weighted average price	amount
sale on 03/07/2006	20,818	30.72	639,528.96
sale on 03/10/2006	13,409	31.15	417,690.35
sale on 03/14/2006	45,976	31.47	1,446,864.72
sale on 03/15/2006	46,081	31.54	1,453,394.74
	126,284	**31.34**	**3,957,478.77**

Final Terms dated 22 March 2006

CREDIT AGRICOLE S.A.

acting through its London branch

Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 132
TRANCHE NO: 1
Issue of EUR300,000,000 Floating Rate Notes due September 2007
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	132
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		EUR300,000,000
	(i)	Series:	EUR300,000,000
	(ii)	Tranche:	EUR300,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR50,000
7	(i)	Issue Date:	24 March 2006
	(ii)	Interest Commencement Date	24 March 2006
8	Maturity Date:		Interest Payment Date falling in or nearest to 24 September 2007
9	Interest Basis:		Floating Rate (further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute obligations under French law.

	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	24 March, 24 June, 24 September and 24 December in each year, commencing from and including 24 June 2006 up to and including the Maturity Date, each subject to the Business Day Convention in 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
		Relevant Time:	11.00 a.m. CET
		Interest Determination Date:	Two TARGET Business Days prior to the start of each Interest Period
		Primary Source for Floating Rate:	Reuters EURIBOR01
		Reference Banks (if Primary	Not Applicable

		Source is "**Reference Banks**"):	
		Relevant Financial Centre:	TARGET and London
		Benchmark:	EUR-EURIBOR -BBA
		Representative Amount:	Not Applicable
		Effective Date:	Not Applicable
		Specified Duration:	3 month EUR-EURIBOR-BBA
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Minus 0.03
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR50,000 per Note of EUR50,000 Specified Denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption	As set out in the Conditions

	and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable

33	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	Applicable
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 24 March 2006
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	The Notes to be issued have not been rated
4	**NOTIFICATION**	Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE SSUE**

"So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **OPERATIONAL INFORMATION**

ISIN Code:	XS0248351974
Common Code:	024835197
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream	Yes

Luxembourg

Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated 27 March 2006

Crédit Agricole S.A.
acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 133
TRANCHE NO: 1

EUR 300,000,000 Floating Rate Notes due September 2007 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Deutsche Bank

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	133
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	28 March 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 28 September 2007
9	Interest Basis:	Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a

	Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
(ii) Specified Interest Payment Dates:	28 March, 28 June, 28 September and 28 December in each year from and including 28 June 2006 up to and including 28 September 2007; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
(iii) Business Day Convention:	Modified Following Business Day Convention
(iv) Business Centre(s):	TARGET and London
(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))	
— Relevant Time:	11.00 a.m. Brussels time
— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
— Primary Source for Floating Rate:	Moneyline Telerate 248 page
— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
— Relevant Financial Centre:	Euro-zone
— Benchmark:	3-month EURIBOR
— Representative Amount:	Not Applicable
— Effective Date:	Not Applicable
— Specified Duration:	Not Applicable
(viii) ISDA Determination:	Not Applicable
— Floating Rate Option:	Not Applicable
— Designated Maturity:	Not Applicable
— Reset Date:	Not Applicable
(ix) Margin(s):	Minus 0.030 per cent. per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in its sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London branch, Winchester House, 1Great Winchester, London EC2N 2DB, United Kingdom
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i) Listing:	Luxembourg Stock Exchange (Regulated Market)
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on 28 March 2006 with effect from such date
(iii) Estimate of total expenses related to admission to trading:	2,070 euros
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 **RATINGS**

Ratings:	Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii) Estimated net proceeds:	EUR 300,000,000
(iii) Estimated total expenses:	Not Applicable

7 **Fixed Rate Notes only – YIELD**

Indication of yield:	Not Applicable

8 **Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Not Applicable

9 **Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE**

Not Applicable

10 **Derivatives only – Other Information concerning the Securities to be offered/admitted to trading**

Not Applicable

11 **Terms and Conditions of the Offer**

Not Applicable

12 **Placing and Underwriting**

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts"	Not Applicable

arrangements:	
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0247860645
Common Code:	024786064
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated 27 March 2006

Crédit Agricole S.A.
acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 134
TRANCHE NO: 1

EUR 400,000,000 Floating Rate Notes due March 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	134
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 400,000,000
	(ii)	Tranche:	EUR 400,000,000
5	Issue Price:		100.0197 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	28 March 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to 28 March 2008
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	28 March, 28 June, 28 September and 28 December in each year from and including 28 June 2006 up to and including 28 March 2008; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Moneyline Telerate 248 page
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR **"3-month EURIBOR"** means the rate for deposits in EUR for a period of three months as

		quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
	(viii) ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
	(ix) Margin(s):	Not Applicable
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination

23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable

28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 28 March 2006 with effect from such date
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 400,078,800
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield: Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

9 Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:	Not Applicable
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0248794702
Common Code:	024879470
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated March 28, 2006

Crédit Agricole S.A.

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 135

TRANCHE NO: 1

Issue of EUR 200,000,000 Index Linked Notes (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	135
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	March 30, 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		March 30, 2021 subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:		Index Linked Interest (further particulars specified in item 18 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes

		constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable
	(i) Index/Formula/other variable:	The Calculation Agent shall determine the Interest Amount per each Specified Denomination in accordance with the following formula: **5.00% x (InDays/PeriodDays) x EUR 50,000 x Day Count Fraction** **Where :** "**InDays**" designates the number of calendar days in each relevant Observation Period on which the CMS Rate is equal to or greater than – **0.39%** provided that: 1°) For any calendar day of the Observation Period which is not a TARGET and London Business Day, the relevant rate for the CMS Rate will be that of the immediately preceding TARGET and London Business Day; and 2°) The CMS Rate for each calendar day following the Rate Cut Off Date up to (and excluding) the Specified Interest Payment Date in respect of the relevant Observation Period will be deemed to be the Cut Off Rate. "**Cut Off Rate**" means, in respect of an Observation Period, the CMS Rate determined on **Rate Cut off Date**. **"Rate Cut off Date"** means the day that is the forth (4) TARGET and London Business Days prior to the Specified

Interest Payment Date in respect of that Observation Period.

"PeriodDays" is the number of calendar days in each **Observation Period**

"Observation Period" means for every Interest Period, the period from and including the TARGET and London Business Day that falls on the first day of the relevant Interest Period to but excluding the TARGET and London Business Day that falls on to the last day of the relevant Interest Period.

"**CMS Rate**" means the resultant figure of the following formula: **[GBP 10 years CMS minus EUR 10 years CMS]**

"GBP 10 year CMS" means the annual swap rate for a sterling swap transaction with a maturity of 10 years expressed as a percentage which appears on the Reuters Screen ISDAFIX4 (or any successor page to that page) as of 11:00 a.m. London time on the Fixing Date.

"**EUR 10 year CMS**" means the annual swap rate for a euro swap transaction with a maturity of 10 years expressed as a percentage which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" and above the caption "12:00 a.m. Frankfurt time" on the Fixing Date.

In the case where (i) the United Kingdom participates in the economic and monetary union in the European community; and (ii) the euro is introduced as the lawful currency of the United Kingdom, the Rate of Interest will be deemed to be 5.00% from that day onwards up to and including the Maturity Date (paid annually, 30/360, unadjusted, Modified Following).

This clause will terminate if the United Kingdom leaves the economic and monetary union and the Euro.

"Fixing Date" means any TARGET and London Business Day of the relevant Observation Period on which the CMS Rate is not available.

"TARGET and London Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the TARGET System) and London are open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	Each Interest Period from and including March 30, 2006 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years** does not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset**

Date" shall be replaced by "on the Fixing Date",

"Designated Maturity" means ten (10) years and

"Representative Amount" means the "Aggregate Nominal Amount".

If, in respect of any Fixing Date in the Interest Period, the **GBP CMS 10 years** does not appear on the Reuters Screen "ISDAFIX4" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"GBP-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which:

"Reset Date" shall be replaced by "the last day of the Interest Period",

"on the day that is two London Settlement Days preceding that Reset Date" shall be replaced by "on the Fixing Date",

"Designated Maturity" means ten (10) years and

"Representative Amount" means the "Aggregate Nominal Amount".

If the **CMS Rate** is still unavailable the Calculation Agent will determine such rate in good faith.

(vi)	Interest or calculation period(s):	Not Applicable
(vii)	Specified Interest Payment Dates:	Every March 30 in each year starting on and including March 30, 2007 and ending on and including the Maturity Date
(viii)	Business Day Convention:	Modified Following Business Day Convention
(ix)	Business Centre(s):	TARGET
(x)	Minimum Interest Rate:	Not Applicable
(xi)	Maximum Interest Rate:	Not Applicable
(xii)	Day Count Fraction:(Condition	30/360, unadjusted

5(h))

19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
	(i) Index/Formula/variable:	Not Applicable
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv) Determination Date(s):	Not Applicable
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi) Payment Date:	Not Applicable
	(vii) Minimum Final Redemption Amount:	Not Applicable
	(viii) Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the	Not Applicable

		method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	CALYON
34		Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 15,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 **RATINGS**

Ratings:	Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES***

(i)	*Reasons for the offer*	*See "Use of Proceeds" section of the Base Prospectus*
(ii)	Estimated net proceeds:	EUR 200,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **Fixed Rate Notes only – YIELD**

Indication of yield:	Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Details of historic of the **EUR 10 years CMS** and/or the **GBP 10 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0247929861
Common Code:	24792986
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated March 29, 2006

Crédit Agricole S.A.
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 136
TRANCHE NO: 1
Issue of EUR 200,000,000 Index Linked Notes
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	136
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	March 31, 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		On March 31, 2021 subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:		Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate	Resolution of the Board of Directors of

	authorisations for issuance of the Notes:	the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable
	(i) Index/Formula/other variable:	The Calculation Agent shall determine the Interest Amount per each Specified Denomination in accordance with the following formula:

5.00% x (InDays/PeriodDays) x EUR 50,000 x Day Count Fraction

Where :

"**InDays**" designates the number of calendar days in each relevant Observation Period on which the CMS Rate is equal to or greater than – **0.44%** provided that:

1°) For any calendar day of the Observation Period which is not a TARGET and London Business Day, the relevant rate for the CMS Rate will be that of the immediately preceding TARGET and London Business Day; and

2°) The CMS Rate for each calendar day following the Rate Cut Off Date up to (and excluding) the Specified Interest Payment Date in respect of the relevant Observation Period will be deemed to be the Cut Off Rate.

"**Cut Off Rate**" means, in respect of an Observation Period, the CMS Rate determined on **Rate Cut off Date.**

"Rate Cut off Date" means the day that is the forth (4) TARGET and London Business Days prior to the Specified Interest Payment Date in respect of that Observation Period.

"PeriodDays" is the number of calendar days in each **Observation Period**

"Observation Period" means for every Interest Period, the period from and including the TARGET and London Business Day that falls on the first day of the relevant Interest Period to but excluding the TARGET and London Business Day that falls on to the last day of the relevant Interest Period.

"**CMS Rate**" means the resultant figure of the following formula: **[GBP 10 years CMS minus EUR 10 years CMS]**

"GBP 10 year CMS" means the annual swap rate for a sterling swap transaction with a maturity of 10 years expressed as a percentage which appears on the Reuters Screen ISDAFIX4 (or any successor page to that page) as of 11:00 a.m. London time on the Fixing Date.

"**EUR 10 year CMS**" means the annual swap rate for a euro swap transaction with a maturity of 10 years expressed as a percentage which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" and above the caption "12:00 a.m. Frankfurt time" on the Fixing Date.

In the case where (i) the United Kingdom participates in the economic and monetary union in the European community; and (ii) the euro is introduced as the lawful currency of the United Kingdom, the Rate of Interest will be deemed to be 5.00% from that day onwards up to and including the Maturity Date (paid annually, 30/360, unadjusted, Modified Following).

This clause will terminate if the United Kingdom leaves the economic and monetary union and the Euro.

"**Fixing Date**" means any TARGET and London Business Day of the relevant Observation Period on which the CMS Rate is not available.

"TARGET and London Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the TARGET System) and London are open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	Each Interest Period from and including March 31, 2006 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years** does not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which:

"Reset Date" shall be replaced by "the last day of the Interest Period",

"on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the Fixing Date",

"Designated Maturity" means ten (10) years and

"Representative Amount" means the "Aggregate Nominal Amount".

If, in respect of any Fixing Date in the Interest Period, the **GBP CMS 10 years** does not appear on the Reuters Screen "ISDAFIX4" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"GBP-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which:

"Reset Date" shall be replaced by "the last day of the Interest Period",

"on the day that is two London Settlement Days preceding that Reset Date" shall be replaced by "on the Fixing Date",

"Designated Maturity" means ten (10) years and

"Representative Amount" means the "Aggregate Nominal Amount".

If the **CMS Rate** is still unavailable the Calculation Agent will determine such rate in good faith.

	(vi)	Interest or calculation period(s):	Not Applicable
	(vii)	Specified Interest Payment Dates:	Every March 31 in each year starting on and including March 31, 2007 and ending on and including the Maturity Date
	(viii)	Business Day Convention:	Following Business Day Convention
	(ix)	Business Centre(s):	TARGET
	(x)	Minimum Interest Rate:	Not Applicable
	(xi)	Maximum Interest Rate:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable

22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
	(i) Index/Formula/variable:	Not Applicable
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv) Determination Date(s):	Not Applicable
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi) Payment Date:	Not Applicable
	(vii) Minimum Final Redemption Amount:	Not Applicable
	(viii) Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 1 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	CALYON
34		Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer ____________________

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 15,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 **RATINGS**

Ratings:	Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES***

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 200,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **Fixed Rate Notes only – YIELD**

Indication of yield:	Not Applicable

8 **Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Details of historic of the **EUR 10 years CMS** and/or the **GBP 10 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0248435561
Common Code:	24843556
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Final Terms dated March 29, 2006

Crédit Agricole S.A.

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 137

TRANCHE NO: 1

Issue of EUR 300,000,000 Index Linked Notes

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	137
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	March 31, 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		March 31, 2021 subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:		Index Linked Interest (further particulars specified in item 18 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.

	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable

(i) Index/Formula/other variable:

The Calculation Agent shall determine the Interest Amount per each Specified Denomination in accordance with the following formula:

5.00% x (InDays/PeriodDays) x EUR 50,000 x Day Count Fraction

Where :

"**InDays**" designates the number of calendar days in each relevant Observation Period on which the CMS Rate is equal to or greater than (-**0.3875%**) provided that:

1°) For any calendar day of the Observation Period which is not a TARGET and London Business Day, the relevant rate for the CMS Fixing will be that of the immediately preceding TARGET and London Business Day; and

2°) The CMS Fixing for each calendar day following the Rate Cut Off Date up to (and excluding) the Specified Interest Payment Date in respect of the relevant Observation Period will be deemed to be the Cut Off Rate.

"**Cut Off Rate**" means, in respect of an Observation Period, the CMS Fixing determined on **Rate Cut off Date.**

"Rate Cut off Date" means the day that is the forth (4) TARGET and London Business Days prior to the Specified

Interest Payment Date in respect of that Observation Period.

"PeriodDays" is the number of calendar days in each **Observation Period**

"Observation Period" means for every Interest Period, the period from and including the TARGET and London Business Day that falls on the first day of the relevant Interest Period to but excluding the TARGET and London Business Day that falls on to the last day of the relevant Interest Period.

"**CMS Rate**" means the resultant figure of the following formula: **[GBP 10 years CMS minus EUR 10 years CMS];**

"**CMS Fixing**" means either the **GBP 10 year CMS** and the **EUR 10 year CMS** as the case maybe on each **Fixing Date**.

"GBP 10 year CMS" means the annual swap rate for a sterling swap transaction with a maturity of 10 years expressed as a percentage which appears on the Reuters Screen ISDAFIX4 (or any successor page to that page) as of 11:00 a.m. London time on the Fixing Date.

"**EUR 10 year CMS**" means the annual swap rate for a euro swap transaction with a maturity of 10 years expressed as a percentage which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" and above the caption "12:00 a.m. Frankfurt time" on the Fixing Date.

In the case where (i) the United Kingdom participates in the economic and monetary union in the European community; and (ii) the euro is introduced as the lawful currency of the United Kingdom, the Rate of Interest will be deemed to be 5.00% from that day onwards up to and including the Maturity Date (paid annually, 30/360, unadjusted, Modified Following).

This clause will terminate if the United Kingdom leaves the economic and

monetary union and the Euro.

"**Fixing Date**" means any TARGET and London Business Day of the relevant Observation Period on which the CMS Rate is not available.

"**TARGET and London Business Days**" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the TARGET System) and London are open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	Each Interest Period from and including March 31, 2006 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years** does not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET**

Settlement Days preceding that Reset Date" shall be replaced by "on the Fixing Date",

"Designated Maturity" means ten (10) years and

"Representative Amount" means the "Aggregate Nominal Amount".

If, in respect of any Fixing Date in the Interest Period, the **GBP CMS 10 years** does not appear on the Reuters Screen "ISDAFIX4" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"GBP-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which:

"Reset Date" shall be replaced by "the last day of the Interest Period",

"on the day that is two London Settlement Days preceding that Reset Date" shall be replaced by "on the Fixing Date",

"Designated Maturity" means ten (10) years and

"Representative Amount" means the "Aggregate Nominal Amount".

If the **CMS Rate** is still unavailable the Calculation Agent will determine such rate in good faith.

	(vi)	Interest or calculation period(s):	Not Applicable
	(vii)	Specified Interest Payment Dates:	Every March 31 in each year starting on and including March 31, 2007 and ending on and including the Maturity Date
	(viii)	Business Day Convention:	Following Business Day Convention
	(ix)	Business Centre(s):	TARGET
	(x)	Minimum Interest Rate:	Not Applicable
	(xi)	Maximum Interest Rate:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
	(i) Index/Formula/variable:	Not Applicable
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv) Determination Date(s):	Not Applicable
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi) Payment Date:	Not Applicable
	(vii) Minimum Final Redemption Amount:	Not Applicable
	(viii) Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii) Redemption for taxation	No

	reasons permitted on days others than Interest Payment Dates (Condition 6(b))	
	(iii) Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	CALYON
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into	Not Applicable

Euro at the rate of [•] producing a sum of:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 15,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 **RATINGS**

Ratings:	Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES***

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **Fixed Rate Notes only – YIELD**

Indication of yield:	Not Applicable

8 **Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Details of historic of the **EUR 10 years CMS** and/or the **GBP 10 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0249540997
Common Code:	24954099
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated 29 March 2006

Crédit Agricole S.A.
acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 138
TRANCHE NO: 1

EUR 200,000,000 Floating Rate Notes due October 2007 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	138
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	31 March 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to 1 October 2007
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005

14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	1 January, 1 April, 1 July and 1 October in each year from and including 1 July 2006 (long first coupon) up to and including 1 October 2007; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET and London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))		
	—	Relevant Time:	11.00 a.m. Brussels time
	—	Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	—	Primary Source for Floating Rate:	Moneyline Telerate 248 page
	—	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	—	Relevant Financial Centre:	Euro-zone
	—	Benchmark:	3-month EURIBOR except for the first Interest Period from and including 31 March 2006 to but excluding 1 July 2006 (long first coupon) for

		which the Benchmark will be the linear interpolation of 3 month and 4 month EURIBOR "**3-month EURIBOR**" means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date. "**4-month EURIBOR**" means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date.
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
	(viii) ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
	(ix) Margin(s):	Minus 0.03 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable

19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".

26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable
DISTRIBUTION		
32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34	Additional selling restrictions:	Not Applicable
GENERAL		
35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 31 March 2006 with effect from such date
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 **RATINGS**

Ratings: Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 200,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **Fixed Rate Notes only – YIELD**

Indication of yield: Not Applicable

8 **Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Not Applicable

9 **Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE**

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:	Not Applicable
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0249395962
Common Code:	024939596
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated 29 March 2006

Crédit Agricole S.A.
acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 139
TRANCHE NO: 1
Euro 100,000,000 Floating Rate Notes due March 2008 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

J.P. Morgan Securities Ltd.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	139
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		Euro 100,000
7	(i)	Issue Date:	31 March 2006
	(ii)	Interest Commencement Date	31 March 2006
8	Maturity Date:		31 March 2008 subject to adjustment in accordance with the Modified Following Business Day Convention
9	Interest Basis:		3-Month EURIBOR minus 0.01% Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable

13	(i) Status of the Notes:	Unsubordinated Notes The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	28 March, 28 June, 28 September and 28 December in each year from and including 28 June 2006 (short first coupon) up to and including the Maturity Date (long last coupon) subject to adjustment in accordance with the Business Day Convention specified below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels Time
	— Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for	Moneyline Telerate 248 page

		Floating Rate:	
	—	Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	—	Relevant Financial Centre:	Euro-zone
	—	Benchmark:	3-month EURIBOR except for (i) the short first coupon for which the Benchmark will be the linear interpolation of 2- and 3-month EURIBOR and (ii) the long last coupon for which the Benchmark will be the linear interpolation of 3- and 4-month EURIBOR rate.
	—	Representative Amount:	Not Applicable
	—	Effective Date:	Not Applicable
	—	Specified Duration:	Not Applicable
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Minus 0.01 per cent per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	Euro 100,000 per Note of Euro 100,000 specified denomination

23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note. The cost of producing Definitive Notes shall be met by the Issuer.
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment"
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which	Not Applicable

	each payment is to be made and consequences (if any) of failure to pay:	
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer ______________________

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 31 March 2006 with effect from such date
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 100,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield: Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

9 Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0249502633
Common Code:	024950263
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated March 29, 2006

Crédit Agricole S.A.

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 126

TRANCHE NO: 2

Issue of EUR 6,000,000 Automatic Redeemable Index Linked Interest Notes

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	126
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 443,300,000
	(ii)	Tranche:	EUR 6,000,000. The Notes constitute Tranche No 2 of Series No 126 and shall be fungible as of April 10, 2006 and form a single series with issue of EUR 437,300,000 Automatic Redeemable Index Linked Interest Notes issued on February 22, 2006 as Tranche No 1 of Series No 126.
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	March 31, 2006
	(ii)	Interest Commencement Date	February 22, 2006
8	Maturity Date:		The earlier of (i) February 22, 2026 and (ii) the Automatic Early Redemption Date (as defined in item 18(i), both subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:		For each Interest Period from and including February 22, 2006 to but excluding February 22, 2015: 4.50%

		Fixed Rate
		For each Interest Period from and including February 22, 2015 to but excluding the Maturity Date: Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	See item 9 above
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	Every February 22 in each year commencing on and including February 22, 2007 and ending on and including February 22, 2015, adjusted in accordance with the Following Business Day
	(iii) Fixed Coupon Amount[(s)]:	EUR 2,250 per EUR 50,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable

(i) Index/Formula/other variable:

For each Interest Period from and including February 22, 2015 to but excluding the Maturity Date, or the Automatic Early Redemption Date (as defined below) as the case may be, the Notes will bear interest payable in amounts determined in accordance with the provisions set out below:

Specified Denomination x [6.20 x (EUR 10 years CMS - EUR 2 years CMS)] x Day Count Fraction

For the avoidance of doubt the last Interest Amount will be payable on the Maturity Date or on the Automatic Early Redemption Date in case of the occurrence of an Early Redemption Event.

An **Early Redemption Event** shall occur in respect of a Specified Interest Payment Date if the sum of (i) all Interest Amounts per Specified Denomination paid in respect of all preceding Specified Interest Payment Dates plus (ii) the Interest Amount to be paid on the relevant Specified Interest Payment Date reach or exceed the **Trigger Level** (as defined below). In such case, the Notes will be redeemed automatically at par on this specific Specified Interest Payment Date (the "**Automatic Early Redemption Date**").

If on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date is less than the Trigger Level, the last Interest Amount will not be adjusted in order to reach such Trigger Level. Therefore the sum of the Interest Amounts paid over the life of the Notes may be less than the Trigger Level.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption Event at the latest five Target Business Days after the Fixing Date relating to the Interest Period.

<u>Where :</u>

"**Trigger Level**" means 42.50 per cent.

		per Specified Denomination (*i.e.*: EUR 21,250). **"EUR 10 year CMS"** means the annual swap rate for a euro swap transaction with a maturity of 10 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date **"EUR 2 year CMS"** means the annual swap rate for a euro swap transaction with a maturity of 2 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date **"Fixing Date"** means five (5) Target Business Days prior to the last day of each Interest Period. **"TARGET Business Days"** means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.
(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(v)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(vi)	Interest Period(s):	Each Interest Period from and including February 22, 2015 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(vii)	Provisions for determining	If, in respect of any Fixing Date in the

	Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Interest Period, the **EUR CMS 10 years and/or the EUR CMS 2 years** do not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset Date"** shall be replaced by "on the Fixing Date", **"Designated Maturity"** means ten (10) years and/or two (2) years as the case maybe, and **"Representative Amount"** means the "Aggregate Nominal Amount".
(viii)	Interest or calculation period(s):	Not Applicable
(ix)	Specified Interest Payment Dates:	Every February 22 in each year starting on and including February 22, 2016 and ending on and including the Maturity Date or the Automatic Early Redemption Date, as the case may be.
(x)	Business Day Convention:	Following Business Day Convention
(xi)	Business Centre(s):	TARGET
(xii)	Minimum Interest Rate:	0.00 per cent per annum
(xiii)	Maximum Interest Rate:	Not Applicable
(xiv)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted

19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination

	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		Not Applicable
	(i)	Index/Formula/variable:	Not Applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv)	Determination Date(s):	Not Applicable
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi)	Payment Date:	Not Applicable
	(vii)	Minimum Final Redemption Amount:	Not Applicable
	(viii)	Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		CALYON
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 6,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield:	4.50% for the first nine years The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8 **Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Details of historic of the **EUR 10 years CMS** and/or the **EUR 2 years CMS** rates can be obtained from Reuters

9 **Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE**

Not Applicable

10 **Derivatives only – Other Information concerning the Securities to be offered**

Not Applicable

11 ***Terms and Conditions of the Offer***

Not Applicable

12 **Placing and Underwriting**

Not Applicable

13 **OPERATIONAL INFORMATION**

ISIN Code:	XS0242647187 (temporary XS0249169441)
Common Code:	24264718 (temporary 24916944)
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Prospectus Supplement no. 3 dated 14 March 2006 to the Base Prospectus dated 30 September 2005

Crédit Agricole S.A.

including acting through its London Branch

(Incorporated with limited liability in the Republic of France)

Euro 25,000,000,000

Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 25,000,000,000 Euro Medium Term Note Programme initially established on 21 April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London Branch) will not at any time exceed Euro 25,000,000,000 (or the equivalent in other currencies).

The Issuer has prepared this prospectus supplement no. 3 (the "**Prospectus Supplement no. 3**") to the Issuer's Base Prospectus dated 30 September 2005 as already supplemented by a prospectus supplement dated 20 February 2006 and a prospectus supplement dated 23 November 2005 relating to the Programme (together, the "**Base Prospectus**") pursuant to article 16 of the Directive 2003/71/EC (the "**Prospectus Directive**").

This Prospectus Supplement no. 3 is supplemental to, and should be read in conjunction with, the Base Prospectus. Terms defined in the Base Prospectus shall have the same meaning when used in this Prospectus Supplement no. 3.

This Prospectus Supplement no. 3, the Base Prospectus and any documents incorporated by reference herein and therein, as well as the Final Terms relating to series listed on the regulated market of the Luxembourg Stock Exchange, are published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

Arranger

Merrill Lynch International

Dealers

Barclays Capital
CALYON Corporate and Investment Bank
Citigroup
Credit Suisse First Boston
Dresdner Kleinwort Wasserstein
Goldman Sachs International
JP Morgan
Lehman Brothers
Merrill Lynch International
Morgan Stanley
Nomura International
The Royal Bank of Scotland
UBS Investment Bank

TABLE OF CONTENTS

RESPONSIBILITY STATEMENT.....3

INCORPORATION BY REFERENCE.....4

UPDATED CROSS-REFERENCE TABLE.....5

TAXATION.....8

RESPONSIBILITY STATEMENT

This Prospectus Supplement no. 3 has been prepared for the purpose of giving information, with regard to the Issuer and the Notes to be issued under the Programme, additional to the information already contained, or incorporated by reference in, the Base Prospectus. The Issuer (whose registered office appears on page 10 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Prospectus Supplement no. 3 is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect the import of such information.

INCORPORATION BY REFERENCE

This Prospectus Supplement no. 3 incorporates by reference, and should be read and construed in conjunction with (i) the press release published by the Issuer on 8 March 2006 containing the Issuer's financial results for fiscal year 2005 (the "**Press Release**"), (ii) the investor presentation relating to the Issuer's financial results for the fourth quarter 2005 and for fiscal year 2005 (the "**Investor Presentation**") and (iii) the Issuer's Chief Executive Officer's presentation relating to the Issuer's financial results for the fiscal year 2005 (the "**CEO Presentation**").

Copies of the Press Release, the Investor Presentation and the CEO Presentation have been filed with the *Commission de Surveillance du Secteur Financier*. The Press Release, the Investor Presentation and the CEO Presentation will be available on the website of the Luxembourg Stock Exchange (*www.bourse.lu*). Copies of the Press Release, the Investor Presentation and the CEO Presentation are also available on the Issuer's website (*www.credit-agricole.fr*).

UPDATED CROSS-REFERENCE TABLE

The following table cross-references the pages of (i) the documents incorporated by reference in the Base Prospectus and (ii) the documents incorporated by reference in this Prospectus Supplement no. 3, with the main heading required under Annex IX of the Commission regulation No 809/2004 implementing the Prospectus Directive. Terms defined in the "Documents Incorporated by Reference" section of the Base Prospectus shall have the same meaning when used below.

ANNEX IX	Page no. in the Documents Incorporated by Reference
1. Persons responsible	
1.1. Persons responsible for the information	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04, p. 4 A.05, p. 2 A.06
1.2. Statements by the persons responsible	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04, p. 2 A.06
2. Statutory auditors	
2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body)	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, p. 4 A.05, p. 3 A.06
2.2. Change of situation of the auditors	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, p. 4 A.05
3. Risk Factors	p. 60-75 SRD, p. 23-27 A.05
4. Information about the issuer	
4.1. History and development of the issuer	
4.1.1. Legal and commercial name	p. 182 SRD
4.1.2. Place of registration and registration number	p. 182 SRD
4.1.3. Date of incorporation and length of life	p. 182 SRD
4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number	p. 182 SRD, last pages of SRD, A.01, A.02, A.03, A.04, A.05 and A.06
4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency	p. 7-146 A.05, p. 4-54 of A.06, p. 20-96 of the French Prospectus, p. 1-16 of the Press Release, p. 1-80 of the Investor Presentation, p. 1-23 of the CEO Presentation
5. Business overview	
5.1. Principal activities	
5.1.1. Description of the issuer's principal activities	
5.1.2. Competitive position	p. 16-25 SRD, p. 12-20 A.05
	p. 16-25 SRD
6. Organizational structure	

ANNEX IX	Page no. in the Documents Incorporated by Reference
6.1. Description of the group and of the issuer's position within it	
6.2. Dependence relationships within the group	p. 14-15, 108-110 SRD, p. 6-7 A.01, p. 9-11 A.04
	p. 9 A.04
7. Trend information	
7.1. Statement of no material adverse change	p. 21-96 of the French Prospectus (except page p. 91 with respect to the "BNPA" figure)
	p. 11 A.04
8. Profit forecasts or estimates	
8.1. Principal assumptions	p. 21 and 91 of the French Prospectus ("BNPA" figure only)
8.2. Statement	p. 21 of the French Prospectus
8.3. Comparable with historical financial information	p. 8 of the Prospectus Supplement no 2
	p. 22 of the French Prospectus
9. Administrative, management and supervisory bodies	
9.1. Information concerning the administrative and management bodies	
	p. 99-102 SRD, p. 11-27 A.04, p. 21-24 A.05, p. 52-54 of A.06
9.2. Conflicts of interest	
	p. 86 SRD, p. 28 A.04, p. 21-24 A.05
10. Major shareholders	
10.1. Information concerning control	
10.2. Description of arrangements which may result in a change of control	p. 8, 86, 185 SRD, p. 29 A.04, p. 20 A.05
	N/A
11. Financial information concerning the issuer's assets and liabilities, financial position, and profits and losses	
11.1. Historical financial information	
11.2. Financial statements	p. 103-167, 169-180 SRD, p. 51-115 A.01, p. 6-35 A.02, Financial statements 2003
11.3. Auditing of historical annual financial information	p. 103-167 SRD, p. 51-115 A.01
11.3.1. Statement of audit of the historical financial information	
11.3.2. Other audited information	p. 166-167, 179-180 SRD, p. 114-115 A.01, Financial statements 2003
11.3.3. Unaudited data	N/A
11.4. Age of latest financial information	p. 4, 7 and 18 A.06
11.5. Legal and arbitration proceedings	

ANNEX IX	Page no. in the Documents Incorporated by Reference
11.6. Significant change in the issuer's financial or trading position	31 December 2004 p. 73-75 SRD, p. 30 A.04, p. 26 of A.05 p. 108-109, 189-190 SRD, p. 33 A.04, p. 1-16 of the Press Release, p. 1-80 of the Investor Presentation, p. 1-23 of the CEO Presentation
12. Material contracts	
13. Third party information and statement by experts and declarations of any interest	N/A
13.1. Information concerning the experts	
13.2. Information concerning the third party	
14. Documents on display	p. 182 SRD, p. 33 A.04

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice and are not intended to be exhaustive. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any Noteholders who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest on Notes issued by Issuer acting through its London branch

References to "interest" in this section mean interest as understood in U.K. tax law. Any redemption premium or, in the case of Notes issued at a discount the difference between the face value and the issue price, may be "interest" for U.K. tax purposes, although the position will depend upon the particular terms and conditions. If such amounts are not interest they will not be subject to withholding or deduction for or on account of U.K. tax.

Payments of interest on Notes that are issued by Issuer acting through its London branch will not be subject to withholding or deduction for or on account of U.K. tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the U.K. Income and Corporation Taxes Act 1988 (which includes the Luxembourg Stock Exchange).

If Notes issued by Issuer acting through its London branch are not or cease to be listed on a recognised stock exchange, payments of interest will nevertheless not be subject to withholding or deduction for or on account of U.K. tax so long as the Issuer remains a bank for the purposes of section 840A of the U.K. Income and Corporation Taxes Act 1988 and the interest is paid in the ordinary course of its business. This should generally be the case provided the Notes do not qualify to be treated as capital for regulatory purposes.

Interest paid on Notes will not be subject to withholding or deduction for or on account of U.K. tax in the cases of (a) payments of interest on Notes which is not yearly interest, "yearly" interest being interest on Notes capable of subsisting for 12 months or more, and/or (b) payments of interest to a beneficial owner of that interest which is subject to U.K. corporation tax in respect of such interest.

In all other cases, payments of interest on Notes issued by Issuer acting through its London branch will generally be made after deduction of U.K. tax at a rate which is currently 20%, subject to the availability of any other reliefs or to any direction to the contrary from HM Revenue & Customs in respect of such relief as may be available under an applicable double taxation agreement.

Certain Noteholders who are U.S. residents will generally be entitled to receive payments free of deductions on account of U.K. tax under the double taxation treaty between the United Kingdom and the United States and may therefore be able to obtain a direction to that effect from HM Revenue & Customs. Noteholders who are resident in other jurisdictions may also be able to receive payment free of deductions or subject to a lower rate of deduction under an appropriate double taxation treaty and may be able to obtain a direction to that effect.

However, such a direction will, in either case, only be issued on prior application to the relevant tax authorities by the holder in question. If such a direction is not in place at the time a payment of interest is made, the person making the payment will be required to withhold tax, although a Noteholder resident in another jurisdiction who is entitled to relief may subsequently claim some or all of the amount withheld (depending upon the extent to which they are entitled to relief) from HM Revenue & Customs.

Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual, or (ii) paying amounts due on redemption of any Notes which constitute deeply discounted

securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to HM Revenue and Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on the redemption of such Notes HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to obtain information where such amounts are paid or received on or before 5 April 2006.

REGISTERED OFFICE OF THE ISSUER

91-93 boulevard Pasteur
75015 Paris

ARRANGER

Merrill Lynch Capital Markets (France) SAS

112 avenue Kléber

75761 Paris Cedex 16

FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT

CREDIT AGRICOLE S.A.
91-93 boulevard Pasteur
75015 Paris

REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT

Citibank, N.A.

5 Carmelite Street

London EC4Y OPA

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

CACEIS Bank Luxembourg

5, Allée Scheffer

P.O. Box 1104 Luxembourg

STATUTORY AUDITORS

Barbier Frinault & Autres

Ernst & Young

41, rue Ybry
92576 Neuilly Sur Seine Cedex

PricewaterhouseCoopers Audit

32, rue Guersant
75833 Paris Cedex 17

LEGAL ADVISERS

To the Issuer

in respect of English and United States law
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH

In respect of French law
Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris

To the Dealers

in respect of English, French and United States law
Linklaters
25, rue de Marignan
75008 Paris

CRÉDIT AGRICOLE S.A.

Paris, 8 March 2006

Strong earnings growth[1] fuelled by the successful transformation of the Group in a favourable overall climate

2005 results

• **Gross operating income** before integration-related costs	**€4,527 million (+28.3%)**
• **Net income (Group share)**	**€3,891 million (+55.6%)**
• **Cost/income ratio** before integration-related costs	**66.9% (-4.0 points)**
• **ROE**	**15.8%**
• **Net earnings per share**	**€2.68 (+55.7%)**
• **Proposed dividend**	**€0.94 per share (+42.4%)**

2005 fourth-quarter results

(Change 4th quarter 2005/ 4th quarter 2004)

• **Gross operating income** before integration-related costs	**€1,208 million (+61.5%)**
• **Net income (Group share)**	**€1,006 million (x2.3)**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 7 March 2006 to approve the results for the fourth quarter of 2005 and the 2005 financial year.

The Group's excellent performance in the fourth quarter of 2005 attests to its healthy activities in all business lines, each of which delivered record quarterly revenues. As a result, gross operating income increased by nearly 61.5% and net income (Group share) was up 2.3x compared with the fourth quarter of 2004, which constituted a favourable benchmark.

Full-year net income (Group share) came to €3,891 million, an increase of 55.6% compared with 2004, building on the favourable trend of the first nine months of the year.

This performance reflects strong growth in France and particularly in international operations, combined with tight cost controls, in a favourable overall climate in terms of market conditions and risk-related costs.

[1] For accounting purposes, all tha data for 2004, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not part of the regulatory financial data audited by the Group's auditors.

These results demonstrate the excellent performance of each of the Group's business lines:

- The Regional Banks benefited from robust business, particularly in the second half of the year;
- Towards the end of the year, LCL benefited from strong business momentum relating to its new corporate identity ;
- Consumer credit activities saw further strong growth thanks to the strategy of targeted acquisitions outside France and organic growth;
- Asset management activities saw a record inflow of funds and continued to expand both in France and abroad;
- Corporate and investment banking activities enjoyed an excellent year in both commercial and financial terms, strengthening their position in Europe and worldwide in a number of business lines;
- International retail banking benefited from the strong increase of its various components' results (Intesa, BES, Africa).

2005 benefited from favourable economic and financial conditions, enabling Crédit Agricole S.A. to make the most of its leading positions and the diversity of its banking and financial services activities, both in France and abroad, by pursuing its market share and development strategy.
In France, the Group stepped up its sales and marketing initiatives to support its 'multi-brand' strategy by adopting a new corporate identity for Crédit Lyonnais and launching a new marketing positioning for the Regional Banks. In asset management and investor services, highlights of the year included the creation of CASAM (Crédit Agricole Structured Asset Management), building on the expertise and strategic fit of Crédit Agricole Asset Management and Calyon, as well as the creation of CACEIS in partnership with Groupe Caisse d'Epargne.
The Group stepped up its expansion outside France in 2005 with the acquisition of a 65 % controlling stake in the share capital of Nextra within a partnership with Intesa or through acquisitions (Meridian Bank in Serbia, Credilar in Portugal and CP Leasing in the Czech Republic).

The Group's internal restructuring came to an end in 2005 following the successful integration of Crédit Lyonnais. The final integration-related costs were booked in December 2005 and the synergies (€663 million booked in 2005) were ahead of schedule.
Crédit Agricole S.A. is now a fully restructured group, focusing on developing cooperation between its production and distribution subsidiaries and creating real business momentum in its two major retail banking networks in France. It is against this backdrop that the 2006-2008 strategic development plan was announced, which aims to step up the rate of organic growth in France – where the Group already benefits from leading positions in most areas – and to expand its international activities.
The first concrete manifestations of the strategic development plan were seen in 2006 with the acquisition of Egyptian retail bank American Egyptian Bank and the takeover of the life and non-life bancassurance subsidiaries of BES Group in Portugal.

At the Annual General Meeting, the Board of Directors will propose a dividend of €0.94 per share. This represents a 42.4% increase on the dividend paid for 2004.

*

*   *

After the Board meeting, Georges Pauget, Chief Executive Officer, highlighted *"the strength of the fourth quarter results, which mark the end of an excellent year in 2005"*. He added: *"the successful integration of Crédit Lyonnais has given the Group a new dimension. Combining its commercial ambitions and financial strength, the Group is fully on track for its 2006-2008 strategic development plan"*.

René Carron, Chairman, commented: *"These results show that we are one year ahead of schedule. In the light of the Group's excellent performance in 2005, I firmly believe that Crédit Agricole will play a key role in the development of the banking industry, providing a fitting and effective response to the future requirements of consumers in Europe"*.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) came to € 3,891 million in 2005, an increase of 55.6% compared with 2004.

This brisk growth, achieved in a buoyant market and under favourable risk conditions, was thanks to significant improvement in gross operating income (up 28.3%), a sharp increase in the contribution from equity affiliates (up 27.5%) and a considerable reduction in integration-related costs (down 60.3%).

The significant improvement in **gross operating income** to €4,527 million was thanks to a 13.1% increase in net banking income to €13,693 million, as a result of robust business and restored momentum in all business lines. Meanwhile, operating expenses rose by just 6.8% year-on-year to €9,166 million. This increase relates to organic growth in all business lines, which was partly absorbed by synergies.

Consequently, productivity improves significantly as witnessed by **cost/income ratio** decrease of by 4 percentage points to 66.9% at end-December 2005.

Risk-related costs came to €643 million, an increase of 11.8% compared with 2004, under continuing favourable risk conditions, as a result of provision charges due to accounting for provisions for doubtful debts under IAS (recording of an interest on discounted provisions).

The contribution from equity affiliates rose by 27.5% from €1,169 million in 2004 to €1,490 million in 2005. This robust growth was mainly thanks to the Regional Banks, which increased their contribution by 16.5%, and international retail banking, with a 30.3% increase year-on-year, principally from Banca Intesa.

The tax charge increased by 24.9% to €942 million.

Net income (Group share) before integration-related costs came to €4,042 million, an increase of 41.5%, giving ROE of 15.8%.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais recognised in the income statement decreased significantly to €219 million, down €333 million compared with 2004. Synergies of €663 million were generated over the full year, above the target of €620 million announced at the time of the takeover bid for Crédit Lyonnais.

In the fourth quarter of 2005, activity was robust in all business lines, resulting in strong growth in net banking income compared with the same period in 2004, which also benefited from a favourable base effect.
Net banking income increased by 23.8% to €3,682 million, the Group's highest ever quarterly result. All business lines achieved record quarterly net banking income.
Despite this excellent revenue growth, costs were contained, resulting in **gross operating income** before integration-related costs of €1,208 million, an increase of 61.5%. The cost/income ratio improved by 7.7 percentage points in relation to the fourth quarter of 2004.

After risk-related costs, which remained low, and a sharp reduction in integration-related costs, **net income (Group share)** increased by 2.3x to €1,006 million.

In € millions	Q4-04	Q4-05	Change Q4/Q4	2004	2005	Change 2005/2004
Net banking income	**2,975**	**3,682**	**+ 23.8%**	**12,107**	**13,693**	**+ 13.1%**
Operating expenses	(2,227)	(2,474)	+ 11.1%	(8,579)	(9,166)	+ 6.8%
Gross operating income before integration-related expenses	**748**	**1,208**	**+ 61.5%**	**3,528**	**4,527**	**+ 28.3%**
Risk-related costs	(157)	(205)	+ 30.6%	(575)	(643)	+ 11.8%
Equity affiliates	305	350	+ 14.8%	1,169	1,490	+ 27.5%
Net income on other assets	(71)	(4)	(94.4%)	(18)	36	n.s.
Integration-related costs	(280)	(47)	(83.2%)	(552)	(219)	(60.3%)
Tax	(37)	(206)	X 5.6	(754)	(942)	+ 24.9%
Net income	**508**	**1,096**	**X 2.2**	**2,798**	**4,249**	**+ 51.9%**
Net income (Group share)	**441**	**1,006**	**X 2.3**	**2,501**	**3,891**	**+ 55.6%**
Pre-tax income before integration-related costs	**825**	**1,349**	**+ 63.5%**	**4,104**	**5,410**	**+ 31.8%**
Cost/income ratio before integration-related costs	**74.9%**	**67.2%**	**(7.7 pts)**	**70.9%**	**66.9%**	**(4 pts)**
ROE					**15.8%**	

FINANCIAL POSITION

Crédit Agricole S.A.'s shareholders' equity (Group share) amounted to €30.7 billion at end-December 2005, up 18.5% compared with €26.0 billion at end-December 2004.

Risk-weighted assets increased by 15.3% year-on-year to €248.5 billion, remaining more or less stable in relation to end-September 2005.

The overall solvency ratio and the Tier One ratio were respectively at 8.5 % and 8.2 %.

RESULTS BY BUSINESS LINE

All of Crédit Agricole S.A.'s business lines saw strong growth in their contribution to pre-tax income before integration-related costs, up 31.1%, with a particularly significant increase in the contribution from asset management, insurance and private banking, as well as corporate and investment banking.

Business line's ROE was up sharply at 19.6%, above the target announced at the time of the takeover bid for Crédit Lyonnais and one year ahead of schedule.

1. FRENCH RETAIL BANKING

Over the last four years, the Group's French retail banking business has asserted its leading position through both strong organic growth and the acquisition of Crédit Lyonnais. With market share of over 28% in the French personal banking market, Crédit Agricole is ranked N°1 in savings and bank loans, as well as loans for professionals and SMEs.

1.1. - CRÉDIT AGRICOLE REGIONAL BANKS

In 2005, the Regional Banks' business was reinforced with robust growth in both lending and savings activities, resulting in a sharp increase in total customer assets. Innovative offerings contributed to this business momentum, which in the fourth quarter of 2005 was accompanied by a novel advertising campaign based on the new concept of "lasting relationships", in keeping with the market share and development strategy introduced by the Regional Banks at the end of 2004.

On- and off-balance sheet customer deposits outstanding increased by 7% or €30 billion year-on-year to over €457 billion. On-balance sheet customer deposits outstanding were boosted by significant growth in sight deposits (+8.3% year-on-year), while savings inflows were boosted by passbook accounts (+4.9%). Under more favourable market conditions, off-balance sheet customer deposits outstanding rose by over 11.1%, driven by mutual funds (+13.8%) and life insurance, which saw growth of 11.8% versus market growth of just 11%.

Growth in lending activities accelerated with total loans outstanding up 10.2% in 2005 compared with 8.8% in 2004, thanks to record new mortgage lending (+20.5% or €35 billion) and an excellent performance in corporate loans (+17 %) and small business loans (+ 14.5%).

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 16.2% to €778 million. This growth reflects continued strong business momentum, good cost discipline and an all-time low in risk-related costs.

In € millions	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004
Net income accounted for at equity (at 25%)	**184**	**+15.7%**	**713**	**+16.4%**
Change in share of reserves	16	+6.7%	141	+16.7%
Contribution of equity affiliates	**200**	**+15.0%**	**854**	**+16.5%**
Net income on other assets	-	(100%)	-	(100%)
Tax*	-	n.m.	(75)	+25.5%
Net income	**200**	**+17.3%**	**778**	**+16.2%**

* Tax impact of dividends received from the Regional Banks

In 2005, the Regional Banks' **aggregate net banking income** amounted to €12.181 billion, an increase of 5.9% compared with 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.7%. This was thanks to a solid increase in fee income (+8.8%) driven by sustained growth in sales of services, in particular life insurance (+10.0%) and securities transactions (+35%), favoured by positive stock market trends. The interest spread rose by 2.4% over the year. Thanks to tight cost control (+2.9%), **the cost/income ratio** fell by a further 0.9 percentage points to 57.3%. **Gross operating income** came to €4.979 billion, an increase of 7% compared with 2004.

The **cost of credit risk** fell by 17.8% to stand at 16 bp. Doubtful loans decreased to 3.2% of total loans outstanding compared with 3.4% last year, while provision cover increased to 74.2%.

Aggregate net income accounted for at equity at 25% increased by 16.4% to €713 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 16.2% at €778 million after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.
ROE stood at 20.4%.

In the **fourth quarter of 2005**, the Regional Banks generated **gross operating income** of €1,423 million, up 5.6% compared with the fourth quarter of 2004. This growth was due to a 4.7% increase in net banking income coupled with a 4% rise in operating expenses, resulting in improvement in the cost/income ratio of 0.4 percentage points to 55.3%.
The contribution to Crédit Agricole S.A.'s **consolidated income** was €200 million, an increase of 17.3% compared with the fourth quarter of 2004.

1.2 - LCL

LCL's business momentum improved throughout 2005, especially in the fourth quarter of the year. This favourable momentum was reflected by acceleration in growth in customer loans outstanding in all customer segments, thanks to the successful launch of the new image campaign, enhancing the bank's reputation and attractiveness, and the various highly innovative 'blitz' campaigns. The number of account openings was at its highest level in 10 years, with a 62,000 increase in the number of accounts over the year, corresponding to growth of 1.4%, including 20,000 openings in the fourth quarter.

On- and off-balance sheet customer deposits outstanding increased by 7.0%, with strong growth in passbook accounts (+19.1%) and sight deposits (+5.9%), as well as an ongoing solid performance in life insurance (+10.3%) and mutual funds (+7.6%).

Total loans outstanding increased by 10.8% to €53.8 billion at end-December 2005, with significant improvement in mortgage lending (+16% over 12 months) thanks to record new lending of €11 billion, up 43.8% compared with 2004. In the corporate market, medium and long-term lending saw strong growth of 40% over the year. Loans to SMEs increased by 4.3% and professionals loans were up 6.1%.

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004*
Net banking income	**910**	**+ 5.0%**	**3,501**	**+ 3.1%**
Operating expenses	(635)	+ 0.9%	(2,487)	+ 0.4%
Gross operating income	**275**	**+ 15.9%**	**1,014**	**+ 10.3%**
Risk-related costs	(60)	+ 8.1%	(151)	(11.0%)
Pre-tax income	**215**	**+ 18.3%**	**863**	**+ 15.2%**
Tax	(65)	+ 1.7%	(259)	+ 10.8%
Net income	**150**	**+ 27.2%**	**604**	**+ 17.1%**
Cost/income ratio	**69.7%**	**(2.8 pts)**	**71.0%**	**(1.9 pt)**
Allocated capital (€bn)			**2.4**	
ROE			**24.7 %**	

* 2004 figures on a like-for-like basis

In 2005, **gross operating income** increased by 10.3% year-on-year, driven mainly by **net banking income**, up 3.1% thanks to 5.6% growth in fee income, relating directly to strong growth in securities management (+13.8%) and insurance products (+6.1%). **Operating expenses** were tightly controlled throughout the year, remaining more or less stable (+0.4%), despite higher investment relating in particular to the launch of the LCL brand.

The **cost/income ratio** therefore improved by 1.9 percentage points to 71.0% at end-December 2005.

Risk-related costs were down 11% to €151 million, despite a 12.8% increase in risk-weighted assets over the period to 37 basis points versus 45 basis points in 2004.

Net income came to €604 million, an increase of 17.1% compared with 2004, giving an **ROE** of 24.7%.

In the fourth quarter of 2005, improvement in business momentum accelerated, resulting in strong growth in **gross operating income** (+15.9%) compared with the fourth quarter of 2004, thanks to an increase in **net banking income** of 5.0% compared with the fourth quarter of 2004 and 6.5% compared with the third quarter of 2005. This growth was driven by a sharp rise in fee income (+7.5%) and improvement of 2.9% in net interest margin. Operating expenses were again controlled, rising by just 0.9% compared with the fourth quarter of 2004, despite marketing expenditure. **Risk-related costs** increased by 8.1% to €60 million due to the new method of making provisions used for the first time under IFRS. However, excluding this effect, risk-related costs were down 17.1%. Net income stood at €150 million, an increase of 27.2% compared with the fourth quarter of 2004.

The French retail banking division has set a number of targets **for 2006**:

- The **Regional Banks** want to assert their position as "the industry benchmark for today's bank customer" by selling new products and services (L'Autre Carte, Good Loc, Avance coup dur) and continuing its business momentum.

- **LCL** wants to "become the first choice through strong commitments to the customer" by accelerating the business momentum achieved in the final quarter of 2005, continuing to open and renovate markets and maintaining tight control over costs with a view to further improvement in the cost/income ratio.

2. SPECIALISED FINANCIAL SERVICES

In 2005, Crédit Agricole S.A. expanded and strengthened its activities in this business line, with constitutes one of its priority growth axes. In consumer credit activities, international operations were extended to the Czech Republic with the acquisition in the fourth quarter of 2005 of CP Leasing, a vehicle financing specialist, and reinforced in Portugal with the acquisition of Credilar, specialising in household equipment. In factoring, the merger between Eurofactor and Transfact constituted a key event. The new entity, Eurofactor, became the No 1 factoring company in France and one of the leading companies in the sector in Europe. At the end of the year, Eurofactor increased its stake in Tunisie Factoring, Tunisia's leading factoring company, from 9.09% to 36.36%.

Specialised financial services achieved an excellent performance in 2005, particularly in consumer credit in France and especially abroad, as well as in factoring.

Consumer credit activities remained robust thanks to the intensification of existing partnerships and the continuing search for new partners. A number of agreements were signed outside France, notably in Morocco (agreement between Wafasalaf and RCI), Spain (Ikea and Finconsum) and Greece (Credicom and Sygelidis). In France, business momentum was boosted by innovation and the enlargement of the product range.
New business rose by 16.8% in 2005 thanks to:
- brisk growth in foreign subsidiaries (+38.4%), with a particularly impressive performance in Italy (+45.6%) and in Spain (+ 37%);

- growth of 5.7% in France, which for Sofinco was the result of the development of partnerships within the group.

At end-December 2005, **the consumer credit book** amounted to over €37 billion, an increase of 17% compared with 2004. International loans outstanding rose by over 41%, while loans outstanding in France were up 7.1% thanks to solid growth in business with the Regional Banks (+23.7%) and with the LCL network (+11.4%).

In lease financing, Crédit Agricole Leasing underwent a major modernisation programme in 2005, simplifying its organisation by reducing the number of companies from 23 to 8 and streamlining its information system. Meanwhile, the new business volume increased significantly, particularly in property (+9% year-on-year) and financing for public services (+14 %). Total loans outstanding remained stable at €11.8 billion.

The factoring business continued to perform well, with factored receivables up 11.6% compared with 2004 at €30.8 billion. Growth was even stronger in the international markets at 22%. International subsidiaries now generate one-third of the Group's factoring revenues, half of which comes from the German subsidiary. The factoring business's contribution to net income before integration-related costs improved by 80.6% to €42 million compared with €23 million in 2004.

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004
Net banking income	**669**	**+ 15.8%**	**2,466**	**+ 9.1%**
Operating expenses	(342)	+ 3.4%	(1,291)	+ 6.1%
Gross operating income**	**327**	**+ 32.3%**	**1,175**	**+ 12.6%**
Risk-related costs	(119)	+ 17.9%	(398)	+ 6.9%
Operating income**	**208**	**+ 42.3%**	**777**	**+ 15.8%**
Equity affiliates	1	n.m.	5	n.m.
Net income on other assets	-	(100%)	(83)	x3.5
Pre-tax income before integration-related costs	**209**	**+ 62.2%**	**699**	**+ 8.4%**
Tax	(66)	+ 12.0%	(254)	+ 11.1%
Net income before integration-related costs	**143**	**x2.1**	**445**	**+ 6.9%**
Net income before integration-related costs and goodwill impairment	**143**	**+ 63.2%**	**528**	**+ 19.9%**
Cost/income ratio**	**51.1%**	**(6.1 pts)**	**52.4%**	**(1.5 pt)**
Allocated capital (€bn)			**2.3**	
ROE			**22.5 %**	

* Before tax and integration-related costs, excluding proprietary asset management and other activities
** Before integration-related costs

In 2005, **net banking income** for the division as a whole increased by 9.1% compared with 2004 to €2,466 million. Operating expenses were up 6.1% due to growth in international consumer credit and factoring activities. Consequently, **gross operating income** before integration-related costs rose by 12.6% to €1,175 million. The cost/income ratio improved by 1.5 percentage points to 52.4%.
Risk-related costs rose moderately by 6.9% to €398 million, resulting in an increase of 15.8% in **operating income** before integration-related costs. **Net income before integration-related costs and goodwill impairment** amounted to €528 million, up 19.9% compared with 2004. ROE stood at 22.5%.

In the fourth quarter of 2005, growth in net banking income accelerated to 15.8% compared with the fourth quarter of 2004, boosted by new consumer credit offerings and new partnership agreements. Despite this expansion, operating expenses were contained and **gross operating income** came to €327 million, an increase of 32.3% compared with the fourth quarter of 2004. After risk-related costs, **net income before integration-related costs and goodwill impairment** was up 63.2% compared with the fourth quarter of 2004.

For 2006, the division has defined the following strategic directions:
- Consolidating its leading position in France by stepping up sales in consumer credit, improving the efficiency of lease finance commercial networks and enriching the product offering in factoring;

- Accelerating the implementation of synergies between specialised financial services subsidiaries and all Group entities;
- Further international expansion, either through targeted acquisitions or creating new companies.

3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management, insurance and private banking performed exceptionally well in 2005 while building first-class positions in their business areas. A number of major operating developments were seen in 2005:

- **In asset management**: agreement with Banca Intesa, creation of Crédit Agricole Structured Asset Management (CASAM);
- **In investor services**, creation of Crédit Agricole-Caisse d'Epargne Investor Services (CACEIS) in partnership with Caisses d'Epargne, giving the group a leading position;
- **In private banking,** completion of the mergers of private banking units in Switzerland and Luxembourg and creation of a "high net worth" structure in France;
- **In insurance,** creation at the end of the year of Predica Europe, one of the leading insurance companies in Luxembourg, and the implementation of a single information systems and administration platform.

In terms of commercial performance and under favourable market conditions, 2005 saw record new inflows of over €55 billion. Combined with the market effect, this resulted in a 38.3% increase **in assets under management** to €563 billion (excluding double counting) at end-December 2005.

In 2005, assets under management in the **asset management** division rose by 41.5% at €491.2 billion with Nextra's assets under management consolidated at 65%. Excluding Nextra, assets under management would have been up 22%. Net inflows exceeded €35 billion compared with €15 billion in 2004 and the market effect contributed a further €41 billion. The strategy of expanding outside France continued to bear fruit, with international subsidiaries generating nearly 50% of net inflows. This strong business momentum was thanks to the rationalisation of mutual fund offerings, continued innovation and enhancement of the product range.

Private banking assets under management rose by 13.2% to €79.5 billion at end-December 2005, nearly 65% of which came from international subsidiaries. This growth was due to a general upturn on the financial markets, a change in scope and growth in net inflows, particularly in France with BGPI. Outside France, 2005 was devoted to the development of a more effective and competitive logistics platform.

Boosted by favourable market conditions for pensions and protection, **life insurance** maintained its business momentum, with premium income up 15.9% at €18.9 billion in 2005. Savings were focused largely on euro products, which accounted for 81% of premium income. Unit-linked business grew by 36% over the year thanks to inflows of €2.3 billion, driven by the success of structured products (opportunity funds) and multi-fund investment contracts. Total assets under management amounted to €144.3 billion at end-December 2005, an increase of 11.2%.

In property and casualty insurance, Pacifica and Finaref continued to perform well, outperforming the market. Premium income increased by 16.7% compared with 2004. New policies written (excluding banking-related insurance products) exceeded 1 million and Pacifica's total portfolio increased by 14.2% year-on-year to over 4.7 million policies. Finaref sold nearly 960,000 new policies, 13% more than in 2004.

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004**
Net banking income	**988**	**+ 42.4%**	**3,333**	**+ 21.3%**
Operating expenses	(434)	+ 27.6%	(1,465)	+ 8.1%
Gross operating income* **	**553**	**+ 56.6%**	**1,868**	**+ 34.0%**
Risk-related costs	11	n.m.	19	n.m.
Equity affiliates	7	(30.9%)	28	x 2.2
Net income on other assets	(4)	n.m.	(5)	n.m.
Pre-tax income before integration-related costs	**567**	**+ 62.0%**	**1,910**	**+ 37.3%**
Tax	(198)	x 2.3	(646)	+ 50.0%
Net income before integration-related costs	**369**	**+ 40.0%**	**1,264**	**+ 31.8%**
Cost/income ratio* **	**44.0%**	**(5.1 pts)**	**44.0%**	**(5.3 pts)**
Allocated capital (€bn)			**6.3**	
ROE			**20.1%**	

** 2004 figures on a like-for-like basis
*** Before integration-related costs

In 2005, **net banking income** increased by 21.3% to €3,333 million, driven by all segments, in particular asset management (+20.7%) and insurance (+28%). Thanks to tightly controlled costs (+8.1%), despite an increase in revenues, **gross operating income** before integration-related costs was up 34% compared with 2004 at €1,868 million. The cost/income ratio improved by 5.3 percentage points to 44%. Overall, **net income** before integration-related costs came to €1,264 million, an increase of 31.8%, giving ROE of 20.1%.

Business in the fourth quarter remained particularly robust in all segments. **Net banking income** increased by 42.4% compared with the fourth quarter of 2004 to €988 million. Despite this strong revenue growth, **operating expenses** were well contained, allowing for excellent growth of 56.6% in **gross operating income** before integration-related costs and improvement in the cost/income ratio to 44%. **Net income** before integration-related costs came to €369 million, up 40% compared with the fourth quarter of 2004.

The major strategic directions for 2006 for each business segment are as follows:

- **Asset management** will see the integration of Nextra, the development of CAAM's international presence, particularly in Asia, and the development of a product offering tailored to the needs of distribution networks.
- **Insurance** will aim to develop the already strong growth in life insurance, with continued growth in property and casualty insurance, notably by developing products with a lower than average penetration rate, as well as diversifying in international markets, which already began in 2006 with the acquisition of a controlling stake in Tranquilidade Vida and Espirito Santo Seguros in Portugal.
- **Investor services** will endeavour to finalise the operational setting-up of Caceis.
- **Private banking** will strengthen its position on the French high net worth market and emphasize its presence in high growth potential areas.

4. CORPORATE AND INVESTMENT BANKING

In corporate and investment banking, **a number of advances** were achieved in 2005 in the various business segments, boosting the bank's relative position in the various industry rankings. It is now among the top five in aircraft finance, project finance and structured commodities finance. In primary equity markets and French equity brokerage, Calyon is ranked respectively N°1 in both Europe and France.

2005 saw significant improvement in operating performance, positioning Calyon as **one of the top corporate and investment banks in Europe**, achieving one of the strongest rates of growth in gross operating income in both percentage and absolute terms, as well as the greatest improvement in its cost/income ratio.

Since the creation of Calyon, corporate and investment banking revenues have risen continually, marked by outstanding business momentum that accelerated in the second half of the year, resulting in growth in **net banking income** of close to 20% compared with 2004. This was thanks to capital markets and investment banking (+25.6%), as well as financing activities (+12.9%). The business mix improved, in line with the targets of the strategic development plan of establishing a broad portfolio of activities comprising more than 20 product lines, each with critical mass in its market.

2005 was also an excellent year in terms of financial performance, with **gross operating income** before integration-related costs up 54.5% compared with 2004. The slight decrease in fixed costs provided leeway to make targeted investments in Calyon's strategic areas of focus. Corporate and investment banking generated **net income** before integration-related costs of €1,376 million, a year-on-year increase of 56.6%. The cost/income ratio improved by a further 8.2 percentage points in relation to 2004 to 63.1%. **ROE** increased by 4.3** percentage points to 17%.

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004**	Change 2005/2004***
Net banking income	**1,197**	**+ 25.7%**	**4,456**	**+ 19.9%**	**+ 19.9%**
Operating expenses	(760)	+ 10.5%	(2,813)	+ 6.1%	+ 6.5%
Gross operating income*****	**437**	**+ 65.5%**	**1,643**	**+ 54.5%**	**+ 52.8%**
Risk-related costs	(19)	n.m.	(3)	n.m.	
Equity affiliates	34	x 2.2	120	+ 62.0%	
Net income on other assets	(3)	n.m.	14	n.m.	
Pre-tax income before integration-related costs	**449**	**+ 50.8%**	**1,774**	**+ 53.5%**	
Tax	(97)	+ 27.8%	(398)	+ 43.7%	
Net income before integration-related costs	**352**	**+ 58.7%**	**1,376**	**+ 56.6%**	
Cost/income ratio*****	**63.5%**	**(8.8 pts)**	**63.1%**	**(8.2 pts)**	
Allocated capital (€bn)			**8.2**		
ROE			**17.0 %**		

** 2004 figures on a like-for-like basis

*** Like-for-like and at constant exchange rates

**** Before integration-related costs

In the fourth quarter, net banking income came to €1,197 million, up 25.7% compared with the same period in 2004 and 8% compared with the third quarter of 2005, confirming the division's solid momentum. Thanks to tight control of costs, this resulted in strong growth in **gross operating income** before integration-related costs of 65.5% to €437 million. Net income before integration-related costs rose by 58.7% to €352 million.

Financing activities

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004*	Change 2005/2004**
Net banking income	**485**	**+ 24.7%**	**1,873**	**+ 12.9%**	**+ 12.6%**
Operating expenses	(202)	(6.0%)	(816)	(7.7%)	(7.8%)
Gross operating income* **	**283**	**+ 62.7%**	**1,057**	**+ 36.3%**	**+ 35.8%**
Risk-related costs	(18)	n.m.	2	n.m.	
Equity affiliates	35	x 2.1	120	+ 62.0%	
Net income on other assets	(7)	n.m.	(6)	(71.4%)	
Pre-tax income before integration-related costs	**293**	**+ 30.4%**	**1,173**	**+ 34.1%**	
Tax	(60)	+ 16.5%	(251)	21.9%	
Net income before integration-related costs	**233**	**+ 34.6%**	**922**	**+ 37.8%**	
Cost/income ratio* **	**41.6%**		**43.5%**	**(9.7 pts)**	
ROE			**16.3%**		

* 2004 figures on a like-for-like basis
** Like-for-like and at constant exchange rates
*** Before integration-related costs

Under generally buoyant economic conditions, although marked by severe pressure on margins, **financing activities** demonstrated their ability in 2005 to make the most of opportunities available and to arrange large-scale deals, as shown by higher positions in a number of industry rankings.

Revenues increased in all structured finance activities (+16.5%) in particular in international trade finance, project finance and acquisition finance. Syndication activities benefited from a high volume of deals, above the already significant level of 2004. Finally, commercial banking also achieved growth in net income but at a lower rate, in keeping with the equity allocation strategy of focusing primarily on high added-value activities.

Financing activities contributed €922 million to net income, an increase of 37.8% compared with 2004. **Net banking income** rose by 12.9% to €1,873 million. Operating expenses decreased by 7.7% over the year, allowing for significant improvement of 9.7 percentage points in the cost/income ratio to 43.5%. Continuing favourable credit risk conditions resulted in a reversal of €2 million.

In the fourth quarter of 2005, net banking income increased by 24.7% compared with the fourth quarter of 2004, driven mainly by ship finance and international trade finance. **Gross operating income** before integration-related costs was up 62.7% and **net income** before integration-related costs rose by 34.6% to €233 million.

Capital markets and investment banking

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004*	Change 2005/2004**
Net banking income	**712**	**+ 26.5%**	**2,583**	**+ 25.6%**	**+ 25.8%**
Operating expenses	(558)	+ 18.0%	(1,998)	+ 12.9%	+ 13.7%
Gross operating income* **	**154**	**+ 71.1%**	**585**	**x 2**	**+ 97.4%**
Risk-related costs	(1)	n.m.	(5)	+ 66.7%	
Equity affiliates	(1)	n.m.	-	-	
Net income on other assets	4	n.m.	20	n.m.	
Pre-tax income before integration-related costs	**156**	**x 2.1**	**600**	**x 2.1**	
Tax	(38)	+ 52.0%	(147)	x 2.1	
Net income before integration-related costs	**118**	**x 2.5**	**453**	**x 2.2**	
Cost/income ratio* **	**78.4%**	**(5.6 pts)**	**77.4%**	**(8.7 pts)**	
ROE			**18.5%**		

* 2004 figures on a like-for-like basis
** Like-for-like and at constant exchange rates
*** Before integration-related costs

Capital markets and investment banking net income before integration-related costs more than doubled in relation to 2004 to €453 million.

In 2005, the division generated **net banking income** of €2,583 million, up 25.6% year-on-year, with continued growth in all quarters of the year. This highly satisfying performance was achieved under generally favourable market conditions and also reflects the relevance of the strategic and organisational decisions made in 2005 in capital market activities.

In **capital markets**, recovery was confirmed in equity derivatives, in which revenues more than doubled, promising growth in commodities (x4.8), an excellent performance in securitisation activities (+43%) and continued robust revenues in fixed-income derivatives.

2005 was also a successful year for **brokerage,** in both equity brokerage for CA Cheuvreux and CLSA, and options and futures for Calyon Financial. These activities, which are not equity-intensive, provide excellent rates of return, generating one-third of the bank's capital market and investment banking revenues in 2005. Gross operating income doubled in relation to 2004 (excluding the capital gain on Euronext realised in 2004).

Investment banking also won and executed major mandates (Suez, EDF, GDF, Metrovacesa etc.).

Operating expenses increased by 12.9% to €1,998 million. Tight control of fixed costs allowed for the optimisation of information systems and risks, as well as the strengthening of front-office teams in growing businesses (equity derivatives, brokerage etc.). **Gross operating income** (before integration-related costs) doubled in relation to 2004 to €585 million and the cost/income ratio improved by nearly 9 percentage points to 77.4%.

The fourth quarter of 2005 confirmed the high volume of derivatives (credit, equity and interest rate derivatives), securitisation, forex and credit market activities. Capital markets and investment banking therefore achieved strong growth of 26.5% in net banking income compared with the fourth quarter of 2004 and **gross operating income** before integration-related costs of €154 million, up 71.1% compared with the fourth quarter of 2004. **Net income before integration-related costs** came to €118 million (up 2.5x compared with the same period in 2004).

For 2006, in financing activities, the bank intends to continue its efforts to broaden the customer base and strengthen its position in regions offering higher returns, continue the rationalisation of information systems in international operations and complete the Basel II project. **In capital markets and investment banking,** it aims to strengthen its electronic distribution capability in cash products. In equity derivatives and funds, it intends to extend the commercial offering, improve structuring capability and develop sales of structured products using the Casam platform. In brokerage activities, it aims to extend CA Cheuvreux's geographical reach to cover the United Kingdom and Eastern Europe and expand Calyon Financial's geographical presence in Asia, with continued development of CLSA in the Japanese, Indian and Chinese markets.

5. INTERNATIONAL RETAIL BANKING

International retail banking division consisted mainly of the group's African subsidiaries and foreign holdings in the retail banking sector.

The division's contribution to net income increased significantly, primarily thanks to the **contribution from equity affiliates**, which increased by 30.3% to €452 million. Banca Intesa also achieved strong growth of 24% to €378 million compared with €304 million in 2004. The contribution from our Portuguese stake in Banco Espirito Santo also improved strongly to €60 million in 2005.

Net banking income rose by 15.2%, offset by a 22.1% increase in operating expenses relating to staff investments in order to support the planned expansion of the Group's international activities. The slight deterioration in **gross operating income** masks a slight increase in the contribution from African networks (+43.8% at €97 million), including Crédit du Maroc in particular.

Overall, the division generated net income of €461 million, an increase of 26.8% compared with 2004, giving ROE of 18.3%.

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004**
Net banking income	**90**	**+ 15.6%**	**317**	**+ 15.2%**
Operating expenses	(71)	+ 3.3%	(267)	+ 22.1%
Gross operating income	**19**	**x 2.1**	**50**	**(11.2%)**
Risk-related costs	(20)	+ 46.6%	(33)	+ 48.6%
Equity affiliates	108	+ 4.5%	452	+ 30.3%
Net income on other assets	-	n.m.	-	n.m.
Pre-tax income	**107**	**+ 11.7%**	**469**	**+ 24.0%**
Tax	(6)	(16.4%)	(8)	(46.2%)
Net income	**101**	**+ 14.1%**	**461**	**+ 26.8%**
Cost/income ratio	**79.3%**	**(9.4 pts)**	**84.1%**	**+ 4.7 pts**
Allocated capital (€bn)			**2.6**	
ROE			**18.3%**	

** 2004 figures on a like-for-like basis

In the **fourth quarter of 2005,** net banking income came to €90 million compared with €77 million in 2004, and gross operating income increased by over 2x.

For 2006 and in accordance with the Group 2006-2008 strategic plan, the international retail banking division will continue further acquisitions in high growth potential countries and strengthen the relationship with the Espirito Santo Group.

6. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Private equity activities generated net banking income of €19.7 million in the fourth quarter of 2005 compared with a loss of €23.8 million in the fourth quarter of 2004; the full-year contribution came to €91.2 million in 2005 compared with a loss of €66.9 million in 2004.

Excluding private equity activities, the division's net banking income showed a volatility between 2004 and 2005 (-€250 million) mainly as a result of the decrease in the transformation margin and the classification of a portion of macro-hedging instruments as trading instruments under IAS/IFRS.

This also includes an increase of €80 million in the cost of financing following new acquisitions in 2004 and 2005.

The increase in operating expenses reflects the restructuring of Crédit Agricole S.A's central functions following the acquisition of Crédit Lyonnais.

Net income on other assets came to €110 million, relating primarily to the capital gain on the creation of CACEIS.

In € millions	Q4-05	Change Q4/Q4	2005	Change 2005/2004*
Net banking income	**(171)**	**(11.3%)**	**(380)**	**+ 31.9%**
Operating expenses	(232)	+ 35.9%	(843)	+ 27.6%
Gross operating income**	**(403)**	**+ 10.9%**	**(1,223)**	**+ 28.9%**
Risk-related costs	2	n.m.	(77)	+ 68.4%
Equity affiliates	-	n.m.	31	x 7
Net income on other assets	3	n.m.	110	x 2.4
Pre-tax income before integration-related costs	**(398)**	(0.4%)	**(1,159)**	**+ 22.8%**
Tax	217	+ 50.5%	631	x 2.1
Net income before integration-related costs	**(181)**	**(29.1%)**	**(528)**	**(18.6%)**

* 2004 figures on a like-for-like basis
** Before integration-related costs

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In 2005, the Crédit Agricole group generated **net income - Group share** of €5,983 million, representing a year-on-year increase of 31.8%.

This growth was mainly due to strong business momentum across all the group's business lines, which drove **net banking income** up by 7.1%, while **operating expenses** rose only by 4.1 %. Therefore, **gross operating income** rose by 12.6% compared with the year 2004 to €9,588 million. The risk-related costs stood at +3.6%. Income from equity affiliates increased by 44.9%. Over the period, integration-related costs fell by €332 million to €219 million.

Total equity Group share stood at €51.2 billion at end 2005. The solvency ratio was 10.1% and the Tier One ratio 7.9%.

Group financial data

€m	2004*	2005	Δ 2005/2004
Net banking income	**24,228**	**25,949**	**+7.1%**
Operating expenses	(15,713)	(16,361)	+4.1%
Gross operating income**	**8,515**	**9,588**	**+12.6%**
Risk-related costs	(1,216)	(1,260)	+3.6%
Equity affiliates	434	629	+44.9%
Net income on other assets	(55)	40	n.m.
Integration-related costs	(551)	(219)	(60.3.%)
Tax	(2,308)	(2,465)	+6.8%
Net income	**4,819**	**6,313**	**+31.0%**
Net income - Group share	**4,540**	**5,983**	**+31.8%**

* IAS/IFRS excl. 32-39 and IFRS4
** Before integration-related costs
The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

***

Presentation available on the website: www.credit-agricole-sa.fr

Crédit Agricole SA expands its activities in Ukraine

24 March 2006, Crédit Agricole SA expands its activities in Ukraine .

Paris, 24 March 2006: Crédit Agricole SA has signed a Sale and Purchase Agreement with JSC Index Bank shareholders for the acquisition of at least 98 per cent of its share capital. The price Crédit Agricole S.A. agreed to pay values 100 per cent of Index Bar at UAH 1,326 millions (€220m).

Index Bank was created in 1993, and now ranks among Ukraine's leading banks with 186 offices including 25 branches throughout Ukraine. Index Bank reported total assets of UAH 2,330 millions (€389m), a credit and investment portfolio of UAH 1,800 millions (€300m) and a market share of 2 per cent as at 28 February 2006. The bank has a headcount of 2,900 to service around 210,000 retail clients and 20,000 corporate and institutional clients.

Index Bank's operations, together with those of Calyon Bank Ukraine, which has a 13-year presence and is one of the country's major foreign corporate and investment banks, will enable the Crédit Agricole Group to enhance its position on the fast growing Ukrainian market, thus creating a leading player in both corporate and retail banking.

The completion of this agreement is subject to various customary conditions, including obtaining relevant approvals from the Centr Bank of Ukraine and the Ukrainian Anti Monopoly Committee.

After acquisitions in Egypt and Portugal announced earlier in the year, this transaction marks a further step in Crédit Agricole SA Group's international expansion.

Reach all press releases from year 20

Ne

SOFINCO

Pour piloter votre budget

Sofinco, leader in online consumer credit

www.sofinco.fr

Having been the first lender to offer online loan simulations with immediate pre-approval in 2001, Sofinco has since pursued its strategy of expanding its online business. Technological research, a continuous drive to improve client services and adjustments to marketing processes have all contributed to making Sofinco a leader in online consumer credit in France.

Strong visitor numbers:

With **7.5 million visitors in 2005** and 50,000 page views every day, the www.sofinco.fr site is France's leading site for distributing consumer credit.
More than **one in every three requests** (37 %) **for a personal loan** is made on line.

One in every four new clients acquired via the internet:

More than **25% of new clients** for Sofinco's direct sales channel are generated by internet.
With an average age of 41, these new clients are six years younger than borrowers who use traditional distribution channels (branch network, telephone, etc.) and they have an average income that is 22% higher, although this gap has narrowed over the years as more and more households have personal computers.
Single people and executives are particularly keen on using the online channel: nearly half of Sofinco's new clients in these two groups use the internet to take out a new consumer credit product.

The popularity of internet amongst Sofinco's clients and prospects is a reality

According to a study made by Research International in September 2005 on a panel of clients who had subscribed to a consumer credit product on www.sofinco.fr, 92% would recommend the site to family and friends.
In another study released in early 2006, the Benchmark Group highlighted a number of this site's advantages: the ability to produce simulations and to receive immediate pre-approval from a link located on the home page of the site, the user-friendliness and simplicity of the simulator on www.sofinco.fr and the effective highlighting of products.

Web users showing growing interest in online credit:

LH2 carried out a study on behalf of Sofinco in March 2006 on the motivation of consumers who used the internet to take out a consumer credit product, irrespective of the lending establishments.
Some 87% of respondents agreed that the internet helped them be better informed on credit, and 85% that the internet enabled them to compare credit product offerings more easily.
Use of the internet to take out a credit product is also synonymous with speed: 84% of those interviewed appreciated seeing what amount could be made available by using online simulators; 56% indicated that the ability to get immediate pre-approval was important to them.
Lastly the internet provides consumers with reassurance: 82% of internet users questioned agreed that this distribution channel gives them the time needed to consider the best credit solution, and 74% agreed that the internet made it easier to manage their budget.

Sofinco is a specialist subsidiary of Crédit Agricole S.A.

shareholders' Club newsletter

March 2006 No. 13



René Carron Chairman **Georges Pauget** CEO

“ 2005: expansion and development ”

The Crédit Agricole group achieved a great deal in 2005. As part of its expansion and development strategy, the Group launched new commercial initiatives to support its strategy of differentiating the Crédit Agricole and LCL brands, as well as creating CASAM and CACEIS and setting up an industrial asset management platform in Italy with Nextra.

The Crédit Lyonnais integration process was also completed. All return on investment targets have been achieved with a year to spare. As a result, the Group has now been fully restructured, and this

(continued on page 2)

Strong earnings growth in 2005

Crédit Agricole S.A.'s net income rose by 55.6% in 2005, with each business line contributing to this excellent performance. **Page 2**

Track the indexes with **ETFs**

How exchange-traded funds, launched in 2001 by Euronext, offer a simple way to diversify your portfolio. **Page 4**

Private banking: advice tailored to client needs

Crédit Agricole's private banking service offers its clients tailor-made solutions based on its financial, legal and tax expertise. **Page 6**

Share price

€31.09 **at 08/03/06**

After moving in line with the CAC 40 in January, Crédit Agricole S.A.'s share price has since outperformed. It hit an all-time intraday high of €31.85 on 28 February 2006. Since 1 January, the share price has risen by 15%.

CRÉDIT AGRICOLE S.A.

(continued from page 1)



"2005: expansion and development"

formed the basis of the Crédit Agricole S.A. 2006-2008 development plan, which was launched at the end of 2005. The plan aims to boost organic growth in France and extend the Group's international reach, while increasing interaction between production and distribution subsidiaries.

The economic and financial environment was favourable in 2005, and the Group made the most of its leading positions and the diversity

> "The Board of Directors will propose a net dividend of €0.94 per share"

of its businesses. This is shown by Crédit Agricole S.A.'s excellent results, including a 55.6% rise in net income to €3.891bn. The Board of Directors will propose a net dividend of €0.94 per share to the next AGM, up 42.4%.

Acquisitions in Portugal and Egypt in early 2006 show that Crédit Agricole S.A. is maintaining its development impetus. With its combination of commercial ambition and financial clout, the Group is continue to fulfil its commitments to customers, shareholders and staff.



René Carron
Chairman

Georges Pauget
CEO

2005: the year of expected earnings

In 2005, Crédit Agricole S.A. generated net income group share of €3.891bn, an increase of 55.6% relative to 2004. With buoyant markets and positive trends in risk levels, this impressive increase was driven by robust growth in both gross operating income (up 28.3% at €4.527bn) and income from equity affiliates (up 27.5%), along with a sharp fall in integration-related costs (down 60.3%).

Each business line contributed to this excellent performance: Regional Banks saw very brisk business; LCL's new identity gave it strong commercial impetus;

> Earnings per share rose by 55.7% to **€2.68**.

Consumer credit continued to generate rapid growth, due to targeted acquisitions outside France and organic development;

Crédit Agricole strengthens its insurance activities in Portugal

Crédit Agricole S.A. has recently agreed to acquire a 50% stake and management control of Tranquilidade Vida and Espírito Santo Seguros, the life and property/casualty insurance subsidiaries of Espírito Santo Financial Group S.A. These companies' products will be sold through the 644 branches of Banco Espírito Santo (BES), the banking subsidiary of the ESFG group and Portugal's third-largest commercial bank, as part of a 25-year distribution agreement. This deal is an important step in realising Crédit Agricole's international growth strategy in life and property/casualty insurance. It will enable the Group to create value by combining Crédit Agricole S.A.'s *bancassurance* skills with BES' commercial dynamism.



A Banco Espírito Santo branch.

Asset management achieved record levels of net new money and further business developments; Corporate and investment banking had an excellent year in both commercial and financial terms; International retail banking benefited from fresh growth impetus.

For more information, visit our website: www.credit-agricole-sa.fr

Crédit Agricole S.A. in Egypt

Crédit Agricole S.A. and its partner El Mansour & El Maghraby Investment and Development Co (MMID) have acquired 74.6% of Egyptian American Bank (EAB). EAB is Egypt's third-largest private retail bank, with 36 branches and a market share of around 2%. It will be merged with Calyon Bank Egypt to form a leading provider of banking services to individuals and companies in Egypt. This is one of the first international expansion initiatives under the Group's three-year development plan.


VISA
CARTE BLEUE

Visa Sofinco credit card: an innovation

Sofinco has launched a new Visa credit card offering various payment options. Customers can choose pay for goods immediately or on credit by making 10 equal payments or monthly instalments. They can also select a combination of these options. In addition, the card offers benefits with leading retailers, including coupons and discounts on gift vouchers at Auchan, Carrefour, Darty and Ikea.

Share price

KEY FIGURES

- → **ISIN code:** FR0000045072
- → **Ticker:** ACA
- → **Number of shares:** 1,497,322,301
- → **Market capitalisation:** €46.6 bn

→ **Indexes**
- CAC 40
- DJ Euro Stoxx 50
- Euronext 100
- ASPI Eurozone
- FTSE4Good

SHARE PRICE FROM 02/01/2004 TO 08/03/2006


Crédit Agricole S.A.
CAC 40
DJ Euro Stoxx Bank
€31.09
€30
€25
€20
Jan. 2004
March
May
Jul.
Sept.
Nov.
Jan. 2005
March
May
Jul.
Sept.
Nov.
Jan. 2006
March

A shareholder who bought shares at flotation in December 2001 (€16.6) would have achieved an average annual return of 16.75% by the end of 2005. This assumes that the shareholder subscribed to the October 2003 capital increase and reinvested dividends and excludes the impact of taxation.

How to follow the indexes with ETFs


CAC 40
indexis

For more information about Crédit Agricole ETFs, visit www.cac40indexis.com and www.spdreurope.com.

Exchange-traded funds, launched in 2001 by Euronext, offer a simple way to diversify an investment portfolio. A closer look.

Exchange Traded Funds (ETFs) are funds that automatically follow movements in stockmarket indexes. They "track" the index to which they are linked. ETFs are continuously traded on the NextTrack segment of Euronext. They can be traded at any time between 9.35am and 5.35pm on a trading day.
They are intended for investors who want to gain exposure to equity markets by investing in major stockmarket indexes. ETFs are an easy way of investing in a basket of stocks representing a geographical zone (domestic or international indexes) or a specific industry sector, such as banks or oil companies.
Although they are very similar to index funds, ETFs differ in several ways. There are no front-end or back-end load fees, management fees are often lower, and they can be bought and sold in real time throughout the trading day. On the other hand, since ETFs aim to reproduce the performance of an index as closely as possible, they cannot outperform their benchmark indexes, unlike actively-managed mutual funds.
Buying an ETFs is the same as buying a normal stock. Simply give your

Some ETFs are eligible for PEA, French tax-efficient equity savings plans.

Was the LCL advertising campaign a success?

The advertising campaign accompanying the rebranding of LCL was a big hit. Recall was 64%, 20 points more than the Ipsos standard for advertisements in the banking and insurance industry.

How can I receive the annual report?

You can request a copy of the annual report by calling +31 143 230 307. The annual report can also be consulted online on the Group's financial and shareholders website www.credit-agricole-sa.fr.

What is Daba Daba?


Crédit du Maroc
VISA
Electron

Daba Daba is a rechargeable prepaid bank card that is not linked to a bank account. It was launched by Crédit du Maroc, a 52.6%-owned subsidiary of Crédit Agricole. Daba Daba received the commercial innovation award in the 5th France-North Africa Convention.

financial intermediary (bank, online broker etc.) the ETF's ISIN code and select the order type, i.e. at best or with a price limit. As with any other security, you will have to pay brokerage fees, stock exchange tax and possibly deferred settlement fees. Account management fees will be billed as normal by your financial intermediary.

Should I invest in ETFs? As with any investment, the answer depends on your financial position, your investment horizon and the risk you are willing to take on. We recommend discussing these factors in detail with your financial advisor.

The European ETF market at 31/12/2005

- 165 ETFs
- Outstanding amount of €45bn

Shareholders' events

AGM on 17 May at Paris-La Défense



How can I attend?

- **If your shares are held in a securities account with a financial institution,** even if your bank is Crédit Agricole or LCL, you must ask your advisor for the documents required either to attend the meeting or vote by proxy. Formalities must be completed at least five days before the meeting.
- **If your shares are registered with Crédit Agricole S.A.,** i.e. if they are administered by CACEIS (formerly CA-IS Corporate Trust), you will receive the documents directly.

"I can't make it to the meeting. Can I follow it on the Internet?"

YES, THE WHOLE AGM WILL BE BROADCAST LIVE ON WWW.CREDIT-AGRICOLE-SA.FR

Although our shareholder relations department is happy to provide you with information (by calling +33 143 231 599), it is unable to register you for the meeting or send you documents enabling you to attend or vote. Shareholders' Club members must complete the formalities like all other shareholders.

Practical info
When: Wednesday 17 May 2006 at 10am (doors open 8.30am)
Where: CNIT, Paris-La Défense, France (Métro line 1 and RER line A, La Grande Arche station)

What is a "corporate responsibility rating"?

It is an analysis developed by independent agencies like Vigeo, based on the view that the social and environmental aspects of a company's activities will influence its long-term financial performance.

Will the slowdown in European growth prove temporary?

The current blip does not threaten the prospect of Europe maintaining its economic recovery in 2006. Economic surveys covering all sectors and countries suggest that growth will accelerate again as of the first quarter of 2006.

When will the next dividend be paid?

The dividend for 2005 will be €0.94 per share (an increase of 42.4%), and will be paid as of 29 May 2006.

Private banking:
a combination of various skills

There are various myths and clichés concerning the private banking industry. This report aims to clarify this business, based on expertise and advice and more than ever geared towards clients.

Private banking professionals give advice to clients in a wide range of situations, such as the business owner wanting to sell his company, the executive exposed to a high level of income tax and the international private investor seeking a way to protect against currency movements.

The aim of private banking is to optimise clients' current and future net wealth. To achieve this, it uses highly sophisticated wealth engineering techniques. Private banking advisors offer a combination of financial, legal and tax expertise to provide each client with a customised solution. There are three main stages in a private banking operation: firstly, the client's financial position, objectives and constraints are analysed; secondly, recommendations are made and thirdly, a strategy is developed, including a choice between an investment mandate and an advisory service.

The Crédit Agricole group's private banking activities are decentralised. In France, the Regional Banks' high-net-worth clients are served by more than 1,000 wealth management advisors, who can call on the expertise of BGPI and its wealth management subsidiary GPI. These two entities also advise their own clients directly.

LCL has its own internal organisation, based on wealth management units and a team dedicated to major private investors. Outside France, international clients are advised by specialist Group entities.

The Crédit Agricole group has four

"Private banking is a distinct business within the Group. It is growing rapidly and we have major ambitions for the future."

Jacques Haffner, Director of Private Banking, France and International

TECHNICAL DETAILS



A presence in the world's leading private banking markets.

A strong international presence

At end-2005, the Group managed €50.7bn of assets internationally. It operates in the world's main private banking centres through CA Luxembourg, Crédit Foncier de Monaco and CA Suisse, and also has operations in Brazil, Spain and Miami. Its competitive organisation has made it a major player in Europe.

What is a financial review?

It is an analysis of the client's personal and financial situation from the financial, legal and tax point of view. The review is the first stage in any relationship between a private banking advisor and a client, and forms the basis of recommendations.

major advantages for clients: its scale, its extensive expertise in legal and tax matters, its wide range of expertise (asset management, insurance, investment banking etc.) and its ability to select the best products in the market.

The Group is developing its private banking business in line with its core values: providing advice to ensure the right risk/return profile for each client, customising management and supporting each client in order to build a long-term relationship.



Implementing a wealth management strategy

After defining the client's profile in terms of financial expertise, risk aversion and the desire to delegate management decisions, and after assessing the client's medium-term requirements –such as selling or passing on assets to the next generation– the advisor develops an asset allocation and management strategy and updates it on an ongoing basis.

"Serving clients is at the core of our business."

Jacques Haffner, Director of Private Banking, France and International

Crédit Agricole's private banking operations have recently been reorganised: what is the current situation?

J.H.: In France, we have built a top-class network allowing close co-operation between the Regional Banks, specialist subsidiaries (CAAM in asset management, Predica in insurance, Calyon in investment banking etc.) and BGPI. Internationally, we have merged Crédit Lyonnais and Crédit Agricole's private banking operations in each financial centre, and so the Group now has substantial scale and a highly efficient organisation. Private banking is a distinct business line within the Crédit Agricole group. It is a growing business for which we have major ambitions.



What is your strategy in this highly competitive market?

J.H.: In France, the Crédit Agricole group has a strategy of specialising and growing its position at the top end of the market, aiming to become France's undisputed leader in this segment. Serving clients involves taking into account their personal and professional needs, and is at the core of our business. This focus on the client, and the strength of our networks, will ensure that we meet our objectives.

What about outside France?

J.H.: The Group operates in the world's leading private banking centres, with a very strong presence in Europe: it is the leader in Monaco, the number two foreign bank in Switzerland and one of the main players in Luxembourg. Our international strategy is selective. We do not intend to have a presence everywhere, but we aim to have powerful positions in selected locations. We will bolster our presence in areas with high growth potential. In practical terms, this means that we will strengthen our positions in Asia and Latin America in particular.

May

17 AGM, CNIT, Paris-La Défense
First-quarter 2006 results

A new "Finance and Shareholders" website

On this site, investors, financial analysts and shareholders can find financial information on Crédit Agricole S.A. as soon as it is released.
The site aims to give easy access to useful information (news, documents and live prices), interactive tools (search engine, email alerts and RSS streams) and fulfil Crédit Agricole S.A.'s commitment to transparent information.



Contact us

BY POST
Relations Actionnaires
Crédit Agricole S.A.
91-93, bd Pasteur
75710 Paris Cedex 15
FRANCE

BY EMAIL:
infos.actionnaires@credit-agricole-sa.fr

ON THE INTERNET
www.credit-agricole-sa.fr

The Shareholders' Club newsletter is published by Crédit Agricole S.A.'s Investor Relations department (réf : 7349DRI03/06), 91-93 bd Pasteur - 75015 Paris / Produced by **CREAPRESS BBDO**/ Photo credits: T. El Zakaoui, O. Guerrin.

CRÉDIT AGRICOLE S.A.



European Banks Conference

Morgan Stanley

London, March 22th, 2006

Georges Pauget
Chief Executive Officer
Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Content

- ✓ **Strategy implemented since 2001**
- ✓ **Where do we stand in 2005?**
- ✓ **2006-2008 strategic development plan**

Strategy implemented since 2001

Medium and long-term ambitions

✓Three main strategic aims

- Bolster leadership in French retail banking
- Strengthen positions in corporate banking and asset management
- Enlarge the Group's European size

✓Commitment to sustainable and profitable growth

Strategy implemented since 2001

✓ **Radical transformation of the Group's structure and businesses over past 4 years**

2005 – Strategic development plan 2006-2008

2004 – Integration of Crédit Lyonnais

2003 – Acquisition of Finaref and completion of offer for Crédit Lyonnais

2002 – Launch of offer for Crédit Lyonnais

2001 – Creation and listing of Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Strategy implemented since 2001

✓ International development

- **Specialised financial services**: construction of an European network
  - 2001 : Acquisition of Lukas and EFL in Poland
  - 2003 : Acquisition of Finaref Nordic, acquisition of controlling interest in Credibom in Portugal, launch of Credicom in Greece with Emporiki,
  - 2004 : Acquisition of Dan'Aktiv in Denmark
  - 2005 : Acquisition of credilar in Portugal and CP leasing in Czech Republic

- **CAAM:** expansion into Asia (South Korea, Japan) through partnerships and acquisition of Nextra (65%)

- **International retail banking:** acquisition of Meridian Bank in Serbia

Content

- ✓ **Strategy implemented since 2001**
- ✓ **Where do we stand in 2005?**
- ✓ **2006-2008 strategic development plan**

Where do we stand in 2005?

- ✓ **Successful integration of Credit Lyonnais**
- ✓ **Strong commercial dynamism**
- ✓ **Record results in 2005**

Where do we stand in 2005?

✓ The successful integration of Crédit Lyonnais

- The planned organisational structure is in place
- Synergy targets for 2005 have been exceeded
- Return on equity targets for 2006 were achieved in 2005

➔ **Crédit Agricole S.A. has acquired expertise in integration: an asset for the future**

➔ **Improvement in ROE and earnings per share demonstrate the economic success of the integration of Crédit Lyonnais**

Where do we stand in 2005?

✓ Strong commercial dynamism

- **In retail banking**: differentiating the two branch networks

&

Two “different banks”
with “differentiated” strategies
to
create further value
in the French market

Where do we stand in 2005?

- an innovative new image campaign

CA	&	LCL
"A lasting relationship, makes a big difference" = Be the industry benchmark for today's bank customer		"Get more from your money" = Restore customer preference to increase market share

CA "invents" a new range

Basic products and services ↔ Value-added products and services

"L'autre carte" — Bonus Gold

LCL must prove that Crédit Lyonnais has changed

➡ Prove its efficiency

➡ Put itself to the customers' test

Where do we stand in 2005?

✓ Strong commercial dynamism

In consumer finance:	A European player, present in 15 countries Acquisitions in 2005 (*Credilar* in Portugal, CP Leasing in the Czech Republic)
In factoring:	Merger between Eurofactor and Transfact: N°1 in France and one of the leading players in Europe
In asset management:	Change of dimension with the acquisition of 65% of Nextra in Italy, with a distribution agreement with Banca Intesa. Now one of the top 5 asset management companies in Europe
Creation of CASAM :	Combine the expertise of CAAM and Calyon
Creation of CACEIS:	N° 3 in Europe, partnership with Caisses d'Epargne
In CIB:	The group has attained critical mass and is going on the offensive One of the top corporate and investment banks in Europe in terms of gross operating income growth and improvement in the cost/income ratio

CRÉDIT AGRICOLE S.A.

Where do we stand in 2005?

✓ Calyon has strengthened its position in CIB and moved up in industry rankings

	2004	RANKINGS	2005
FINANCING ACTIVITIES			
Aircraft finance (*Export credit arranger – Airbus & Boeing*)	World no.5	↗	World no. 2
Ship finance		World top five	
Project finance *(Mandated arranger)*	World no.15	↗	World no. 4
LBOs/MBOs *(Bookrunner)*	No. 14 in Western Europe	↗	No.7 in Western Europe
Syndication *(Bookrunner)*	World no. 12	↗	World no. 8
Export credits *(Mandated arranger)*	World no. 8	↗	World no. 4
Structured commodities finance *(Bookrunner)*	World no. 2	↗	World no. 1
CAPITAL MARKETS AND INVESTMENT BANKING			
Primary equity markets *IPOs – (Bookrunner)*	European no. 3	↗	European no. 1
Brokerage *(French equities research)*	French no. 2	↗	French no. 1
Bonds / Credit *(Lead* *manager – euro issues)*	World no. 11	=	World no. 11
ABS/MBS securitisation (in €)	World no. 11	↗	World no. 8

Source: Dealogic, Airfinance Journal, PFI Thomson, Thomson Financial, Institutional Investor, IFR

CRÉDIT AGRICOLE S.A.

Where do we stand in 2005?

✓ Record results in 2005

€m	2004	2005	Δ 2005/2004
Net banking income	**12,107**	**13,693**	**+13.1%**
Operating expenses	(8,579)	(9,166)	+6.8%
Gross operating income before integration-related costs	**3,528**	**4,527**	**+28.3%**
Risk-related costs	(575)	(643)	+11.8%
Equity affiliates	1,169	1,490	+27.5%
Net income on other assets	(18)	36	n.m.
Integration-related costs	(552)	(219)	(60.3%)
Tax	(754)	(942)	+ 24,9%
Net income	**2,798**	**4,249**	**+51.9%**
Net income – Group share	**2,501**	**3,891**	**+55.6%**
Pre-tax income before integration-related costs	**4,104**	**5,410**	**+31.8%**
Cost/income ratio before integration-related costs	**70.9%**	**66.9%**	**(4.0 pts)**
ROE		**15.8%**	

✓ Strong business growth
- NBI: + 13.1%

✓ Tight control over costs: + 6.8%

✓ Sharp improvement in cost/income ratio before integration-related costs: - 4.0 pts

✓ Substantial growth in contribution from equity affiliates: + 27.5%

✓ Profitability up sharply:
- Net income, Group share: + 55.6%
- Earnings per share: + 55.7%
- ROE: 15.8%

✓ Returns for shareholders up strongly:
- Dividend per share: + 42.4%

CRÉDIT AGRICOLE S.A.

Where do we stand in 2005?

✓ On target

Targets set in December 2002 upon acquisition of Crédit Lyonnais

Objective	Target	Status
Achieve sustainable and profitable growth in all businesses	Business line ROE target: 18% after tax	✓
	Specific ROE targets for each business line	✓
Optimise capital allocation	Group ROE target: 15% after tax	✓
	Reduce capital allocated to corporate and investment banking	✓
Commit to and comply with the synergy programme	Synergy programme: €760 million in 2006	✓

CRÉDIT AGRICOLE S.A.

Where do we stand in 2005?

✓ Robust earnings growth across all business lines

Contribution of business lines to pre-tax income before integration-related costs


€m
730
854
750
863
669
782
1,389
1,910
1,155
1,774
379
469
RB
LCL
SFS*
AM, insurance, private banking
CIB
IRB
2004
2005

Proprietary asset management and other activities: 2004 : €(943) m and 2005: €(1,159) m

2005 comparison of contribution to net income and allocated capital


26.7%
7.1%
13.0%
11.8% *
28.7%

Contribution of business lines to earnings


9.6%
9.1%
25.0%

Allocated capital

Regional Banks
Sustained growth in business and results

LCL
Acceleration in business momentum after launch of LCL brand

Specialised financial services
Emphatic growth in business, especially abroad for consumer finance and factoring

Asset management, insurance and private banking
Record new inflows and dynamic business growth

Corporate and investment banking
Confirmation of Calyon's excellent business momentum with positions strengthened in many business lines

International retail banking
Strong growth in business and strengthened partnerships with our two major equity affiliates

* For SFS, excluding goodwill impairment (€82m)

CRÉDIT AGRICOLE S.A.

Content

✓ **Strategy implemented since 2001**

✓ **Where do we stand in 2005?**

✓ **2006-2008 strategic development plan**

2006-2008 strategic development plan

Diagnosis: Two challenges for the future:

✓ Step up organic growth in France

- The Group is market leader in retail banking
- It can step up its growth
- Its size enables it to improve its efficiency further

✓ Develop the Group's international dimension

- The Group already has a strong international presence
- It has the people and the financial resources to strengthen its presence

CRÉDIT AGRICOLE S.A.

2006-2008 strategic development plan

✓The dynamics of a Group seeking to step up its growth

BALANCED GROWTH

International NBI / NBI	2005	2008
	35% / 65%	50% / 50%

SUSTAINABLE GROWTH

Retail NBI / NBI > 2/3

PROFITABLE GROWTH

EARNINGS PER SHARE
2005 - 2008
+ 10% a year on average

STRONG GROWTH

NBI
2005-2008
+10% a year

CONTROLLED GROWTH

COST/INCOME RATIO
- 1.5 points a year on average

CRÉDIT AGRICOLE S.A.

2006-2008 strategic development plan

Ideas behind the strategic development plan

- ✓ **Brisk pace of organic growth**
- ✓ **€5 billion of acquisitions (baseline scenario)**
  - Self-financed
  - Focus outside France
  - Meeting stringent financial criteria
- ✓ **Stable risk profile: Around two-thirds of capital allocated to retail and retail-related banking activities**
- ✓ **Dividend payout ratio of at least 30-35%**

2006-2008 strategic development plan

In France: growth drivers

✓ **Through brand differentiation**

- **Strong growth envisaged in account openings**
- **Adaptation of the product range to each brand**

✓ **Ambitions for 2008**

Crédit Agricole	**+ 400,000 net current accounts/year**
LCL	**+ 100,000 net current accounts/year**

2006-2008 strategic development plan

Outside France: growth drivers

✓ by accessing distribution networks

- Customer-focused approach
- Expansion in cross-selling
- Efficient sales and marketing
- Information systems

✓ by product platforms

- Transfer of expertise
- Broader product offering and faster business growth
- Economies of scale

2006-2008 strategic development plan

Outside France: growth drivers

✓ Pragmatic approach

- **Prioritising investment in Europe and neighbouring countries for retail banking, specialised financial services and insurance**
- **International growth for asset management and corporate and investment banking**
- **Investments providing access to distribution networks and/or acquisition of a product platform**
- **Stringent management and financial feasibility criteria**
  - Transportable expertise, Human resources
  - Positive impact on EPS (within 2 years) and ROI > cost of capital (within 4 years)

2006-2008 strategic development plan

Corporate and investment banking

✓ Growth drivers

- **Efficiency improvements and asset reallocation**
- **Expansion of the institutional client base**
- **Focus on capital markets and structured financing**
- **Faster pace of growth outside France**

✓ Ambitions for 2008

- Strong revenue growth: +€850 million in 3 years
- Cost/income of 60%
- ROE of 15% with risk-related costs accounting for 30 bp

2006-2008 strategic development plan

Specialised financial services

✓Growth drivers

- **Consumer finance: target of leadership in Europe**
- **Factoring: goal of becoming the market leader in Europe**
- **Lease finance: extend leadership in France, build an international presence**

✓ Ambitions for 2008

- Annual growth in net income ≥ 10% between 2006 and 2008
- NBI from international operations ≥ 45%
- Maintaining ROE at over 20%

2006-2008 strategic development plan

Asset management and securities

✓ Growth drivers

- **Support of the Group in developing its customer base**
- **Focus on distribution partnerships**
- **Strengthening of competence and leadership in innovative products**

✓ Ambitions for 2008

- 1 percentage point of market share gained in France
- Fund inflows: €38bn, of which 50% abroad
- Assets under management: €600bn of AUM, of which 30% abroad

2006-2008 strategic development plan

Other business lines

✓ **International retail banking**

- Priority to growth in Europe
- Expand partnership agreements in Italy and Portugal
- Growth potential in neighbouring countries in Western Europe offering strong growth

✓ **Private banking**

- A key player in each market in which we operate
- Targeted acquisitions
- Strengthening of the international network

2006-2008 strategic development plan

✓ First steps of the strategic development plan with acquisitions outside France

Egypt: 5 January 2006 – Proposed acquisition of the Egyptian American Bank

Objective: To create a leading operator both in retail and corporate banking

- Third-largest private retail bank in Egypt
- 36 branches, 1,200 employees
- Market share of approximately 2%
- Clientele: 100,000 retail, 800 corporate and institutional clients
- Combination of EAB's operations with Calyon Bank Egypt

2006-2008 strategic development plan

✓ **First steps of the strategic development plan with acquisitions outside France**

Portugal: Acquisition of the bancassurance operations of the ESPIRITO SANTO Group.

Crédit Agricole S.A. ("C.A. s.a.") to acquire 50% of the capital and have management control of the life and non-life bancassurance subsidiaries of the Espírito Santo Group in Portugal

- **Tranquilidade Vida**, life bancassurance company ("TV")
- **Espírito Santo Seguros**, non-life bancassurance company ("ESS")

Conclusion

- ✓ A group resolutely oriented towards organic growth and international expansion
- ✓ Objectives of sustainable, profitable growth
- ✓ Value creation objectives

Results for Q4-05 and 2005 annual results

March 2006

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2005 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2005.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.

In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not part of the regulatory financial data audited by the Group's auditors.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Crédit Agricole Group highlights

Appendices

CRÉDIT AGRICOLE S.A.

2005
Results up sharply

- ✓ Gross operating income before integration-related costs: €4,527m (+28.3%)
- ✓ Net income – Group share: €3,891m (+55.6%)
- ✓ ROE: 15.8%
- ✓ Earnings per share: €2.68 (up 55.7%)
- ✓ Dividend per share: €0.94 (up 42.4%)

2005: growth dynamics confirmed

- ✓ **End of integration with Crédit Lyonnais ; 2006 ROE targets for the Group and each business line have been exceeded**
- ✓ **Presentation of 2006-2008 strategic development plan**
- ✓ **Major initiatives on the commercial front**
  - Launch of LCL, Crédit Lyonnais' new identity
  - New positioning and slogan for the Regional Banks
- ✓ **Strong growth in Calyon's business and strengthening of its positions**
- ✓ **Targeted acquisitions in Europe and the Mediterranean basin**
  - Meridian Bank in Serbia
  - Credilar in Portugal
  - CP Leasing in Czech Republic
  - Nextra in Italy

Crédit Agricole S.A. consolidated results

Excellent results

€m	2004	2005	Δ 2005/2004
Net banking income	**12,107**	**13,693**	**+13.1%**
Operating expenses	(8,579)	(9,166)	+6.8%
Gross operating income before integration-related costs	**3,528**	**4,527**	**+28.3%**
Risk-related costs	(575)	(643)	+11.8%
Equity affiliates	1,169	1,490	+27.5%
Net income on other assets	(18)	36	n.m.
Integration-related costs	(552)	(219)	(60.3%)
Tax	(754)	(942)	+ 24,9%
Net income	**2,798**	**4,249**	**+51.9%**
Net income – Group share	**2,501**	**3,891**	**+55.6%**
Pre-tax income before integration-related costs	**4,104**	**5,410**	**+31.8%**
Cost/income ratio before integration-related costs	**70.9%**	**66.9%**	**(4.0 pts)**
ROE		**15.8%**	

✓ Strong business growth
- NBI: + 13.1%

✓ Tight control over costs: + 6.8%

✓ Sharp improvement in cost/income ratio before integration-related costs: - 4.0 pts

✓ Substantial growth in contribution from equity affiliates: + 27.5%

✓ Profitability up sharply :
- Net income, Group share: + 55.6%
- Earnings per share: + 55.7%
- ROE: 15.8%

CRÉDIT AGRICOLE S.A.

Robust earnings growth across all business lines


Contribution of business lines to pre-tax income before integration-related costs
€m
730
854
750
863
669
782
1,389
1,910
1,155
1,774
379
469
RB
LCL
SFS*
AM, insurance, private banking
CIB
IRB
2004
2005

Proprietary asset management and other activities: 2004 : €(943) m and 2005 : €(1,159) m

2005 comparison of contribution to net income and allocated capital


26.7%
7.1%
13.0%
11.8% *
28.7%

Contribution of business lines to results


9.6%
9.1%
25.0%

Allocated capital

Regional Banks
Sustained growth in business and results

LCL
Acceleration in business momentum after launch of LCL brand

Specialised financial services
Emphatic growth in business, especially abroad for consumer finance and factoring

Asset management, insurance and private banking
Record new inflows and dynamic business growth

Corporate and investment banking
Confirmation of Calyon's excellent business momentum with positions strengthened in many business lines

International retail banking
Strong growth in business and strengthened partnerships with our two major equity affiliates

* For SFS, excluding goodwill impairment (€82m)

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q4-05: sustained activity

€m	Q4-04	Q4-05	Δ Q4/Q4
Net banking income	**2,975**	**3,682**	**+23.8%**
Operating expenses	(2,227)	(2,474)	+11.1%
Gross operating income before integration-related costs	**748**	**1,208**	**+61.5%**
Risk-related costs	(157)	(205)	+30.6%
Equity affiliates	305	350	+14.8%
Net income on other assets	(71)	(4)	(94.4%)
Integration-related costs	(280)	(47)	(83.2%)
Tax	(37)	(206)	X5.6
Net income	**508**	**1,096**	**X2.2**
Net income – Group share	**441**	**1,006**	**X2.3**

Pre-tax income before integration-related costs	**825**	**1,349**	**+63.5%**
Cost/income ratio before integration-related costs	**74.9%**	**67.2%**	**(7.7 pts)**

✓ Record high in Group's quarterly revenues:
- Strong growth in NBI: + 23.8%
- Record NBI for all business lines

✓ Substantial increase in GOI before integration-related costs: + 61.5%

✓ Sharp improvement in cost/income ratio before integration-related costs: - 7.7 points

✓ Risk-related costs: €205m (vs €157m in Q4-04); risk remains at a very low level

✓ Net income, Group share: up 2.3x vs Q4-04, which was a favourable basis for comparison.

Contents

Crédit Agricole S.A. consolidated results

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Crédit Agricole Group highlights

Appendices

French retail banking

Two “different” and “differentiated” banks

LONG-STANDING RELATIONS change your life

AND

ASK MORE of your MONEY

“JOINING FORCES industrially while MAINTAINING THEIR OWN commercial IDENTITY”

Over 21 million personal and small business customers

Almost 9,100 branches

(Crédit Agricole: 7,142 outlets, LCL: 1,953 outlets)

95,000 employees

Pre-tax income*: €1,717 m (+ 16.1%)

* Regional Banks (25%) plus LCL

French retail banking

Strengths of a multi-brand strategy

No. 1 in France: personal savings and loans, small business and SME loans

Market share > 28% in the French personal banking market

✓ In 4 years, the Crédit Agricole Group has consolidated on its leading position in French retail banking through:
- Organic growth (+ 35% in loan book)
- Acquisitions with Crédit Lyonnais

✓ All in all, over the period:
- Customer assets have risen by 84% to €584 billion
- Customer loans have risen by 62% to €321 billion



Customer assets*
€ bn
+ 84%
317
327
512
112
546
119
584
127
LCL
Regional Banks
2001
2002
2003
2004
2005



Customer loans
€ bn
+ 62%
198
208
269
46
292
49
321
54
2001
2002
2003
2004
2005

* Including securities as from 2003. Growth on a comparable basis would have been about 60%.

French retail banking – Regional Banks

Robust results

Allocated capital	14.0%
Business line net income*	12.8%

- ✓ Aggregate NBI in the individual accounts up 5.9% vs 2004 with cost/income ratio down by almost one percentage point
- ✓ Risk-related costs down 17.8% to a record low
- ✓ Operating income adjusted for dividends received from Crédit Agricole S.A. up 12% to €4.3 billion
- ✓ A business line contribution increasing by 16.2% in 2005, including the Regional Bank's subsidiaries, conversion of their individual accounts to IFRS and consolidation adjustements.

€m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004
Aggregate NBI	3,154	+4.7%	12,181	+5.9%
Adjusted NBI**	3,179	+4.7%	11,655	+4.7%
Operating expenses	(1,756)	+4.0%	(6,676)	+2.9%
Aggregate gross operating income	**1,423**	**+5.6%**	**4,979**	**+7.0%**
Risk-related cost	(233)	(28.0%)	(648)	(17.8%)
Operating income	**1,190**	**+16.2%**	**4,331**	**+12.0%**
Cost/income ratio	55.3%	(0.4 pt)	57.3%	(0.9 pt)

€m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004
Net income accounted for at equity (25%)	184	+15.7%	713	+16.4%
Change in share of reserves	16	+6.7%	141	+16.7%
Share of income from equity affiliates	**200**	**+15.0%**	**854**	**+16.5%**
Net income on other assets	-	(100%)	-	(100%)
Tax* **	-	n.m.	(75)	+25.5%
Net income	**200**	**+17.3%**	**778**	**+16.2%**

* Before tax and integration-related costs, excl. proprietary asset management and other activities
** Aggregate results of the 40 Regional Banks accounted for by the equity method adjusted for dividends received from Crédit Agricole S.A.
*** Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong business growth

- ✓ Sustained growth in customer assets:
  - Sharp increase in securities (mutual funds: + 13.8%, equities: + 20.9%) and life insurance (+ 11.8%)
  - Dynamic growth in sight deposits (+ 8.3%) and “youth” passbook accounts (+ 6%)
- ✓ Accelerated growth in loan book (+ 10.2% in 2005 vs + 8.8% in 2004)
- ✓ Record new lending: € 62 billion :
  - Mortgages (€ 35 billion, + 20.5%)
  - Corporate loans (+ 17%) and professionals (+ 14.5%)



Customer assets
€ bn
399.7
+6.9%
427.4
+7.0%
457.3
2003
2004
2005



Customer loans
€ bn
223.3
+8.8%
242.9
+10.2%
267.6
2003
2004
2005

French retail banking – Regional Banks

Substantial growth in sales of services

✓ 16.3 million in demand deposit accounts

✓ 4.7%* growth in NBI:

- Driven by sustained growth in sales of services and especially life insurance (+ 10.0%) and in transactions on securities (+ 35%)
- Coupled with a 2.4% rise in the interest spread over the year.

Progression in fee income from customers

€m


3,683
549
372
1,362
1,400
3,978
591
378
1,500
1,509
4,329
645
458
1,644
1,582
2003
2004
2005

	Δ 2005/2004
Total	+8.8%
Services and other banking transactions	+9.1%
Securities	+21.1%
Insurance	+9.6%
Account management and payment instruments	+4.9%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 3.9%.

French retail banking – LCL

Sustained growth in GOI: + 10.3% in 2005

Allocated capital	9.6%
Business line net income*	13.0%

In Q4-05

- ✓ Acceleration in business momentum:
  - Q4 NBI up 5.0%** (Q4/Q4) and 6.5% (Q4/Q3)
- ✓ Continued tight cost control
- ✓ GOI up 15.9%

In 2005

- ✓ GOI up 10.3%
- ✓ 1.9 point improvement in cost/income ratio

€m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004***
Net banking income	**910**	**+5.0%**	**3,501**	**+3.1%**
Operating expenses	(635)	+0.9%	(2,487)	+0.4%
Gross operating income	**275**	**+15.9%**	**1,014**	**+10.3%**
Risk-related costs	(60)	+8.1%	(151)	(11.0%)
Pre-tax income	**215**	**+18.3%**	**863**	**+15.2%**
Tax	(65)	+1.7%	(259)	+10.8%
Net income	150	+27.2%	604	+17.1%
[illegible]	69.7%	(2.8 pts)	71.0%	(1.9 pt)
[illegible]			2.4	
[illegible]			24.7%	

* Before tax and integration-related costs, excl. proprietary asset management and other activities
** Excluding impact of discounting provisions: NBI: +2.4% and risk-related costs: (17.1%)
*** 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Acceleration in business momentum

- ✓ Buoyant growth in customer assets:
  - Balance sheet assets (+ 5.6%)
  - Passbooks (+ 19.1%)
  - Life insurance (+ 10.3%)
- ✓ Excellent performance in OPO placements (more than double LCL's market share)
- ✓ Significant acceleration in lending growth:
  - Record mortgage lending: almost € 11 billion in new lending
  - Strong growth in new MLT lending (+ 40% in the corporate market)

Customer assets


€ bn
111.7
+6.2%
118.6
+7.0%
126.9
2003
2004
2005

Customer loans


€ bn
45.5
+6.8%
48.6
+10.8%
53.8
2003
2004
2005

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Revenues up substantially

✓ NBI: + 3.1% in 2005 :

- 1% growth in the interest spread, chiefly due to a rise in volumes of sight and passbook deposits outstanding, offsetting the impact of historically low interest rates
- 5.6% growth in fee and commission income, driven by a good performance in:
  - Securities management: buoyant financial market, success in OPO placement
  - Insurance, especially P&C assets up 13%.

YoY growth



€m
3,396
3,501
1,855
1,874
91
315
359
776
94
359
381
793
2004*
2005

	Δ 2005/2004*	Δ Q4/Q4
TOTAL	**+3.1%**	**+5.0%**
Net interest margin	+1.0%	+2.9%
Total fee and commission income	**+5.6%**	**+7.5%**
Services and other banking transactions	+3.9%	+19.1%
Securities management	+13.8%	+27.7%
Insurance	+6.1%	+1.2%
Account management and payment instruments	+2.2%	+1.1%

QoQ growth



867
910
472
486
17
84
98
196
20
106
99
199
Q4-04
Q4-05

* 2004 data are on a like-for-like basis and on comparable methods

French retail banking

Major strategic directions for 2006

✓Regional Banks

"Be the industry benchmark for today's bank customer"

- Step up sales of new product ranges (l'Autre Carte)
- Step up sales of new services (good loc, avance coup dur)
- Continued business momentum on this basis

✓LCL

"Become first choice through strong commitments to the customer"

- Accelerate business momentum achieved in the last four months of 2005
- Open and renovate branches
- Continued tight control over costs and improvement in cost/income ratio

Specialised financial services

Continuing sustained growth

Allocated capital	9.1%
Business line net income*	11.8%

- ✓ Almost 16% growth in operating income** driven by:
  - robust growth in NBI: + 9.1%
  - coupled with control over risk-related costs: + 6.9%
- ✓ Strong growth in consumer finance book : + 17.0%, driven mainly by international business:+ 41.5%
- ✓ 11.6% increase in factored receivables (€ 30.8 billion).
  International: + 22.0%; 1/3 of receivables factored, including more than half in Germany
- ✓ Lease finance book stable at €12.5 billion and continued reorganisation of the business line to simplify its structure.

€m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004
Net banking income	**669**	**+15.8%**	**2,466**	**+9.1%**
Operating expenses	(342)	+3.4%	(1,291)	+ 6.1%
Gross operating income**	**327**	**+32.3%**	**1,175**	**+12.6%**
Risk-related costs	(119)	+17.9%	(398)	+ 6.9%
Operating income**	**208**	**+42.3%**	**777**	**+15.8%**
Equity affiliates	1	n.m.	5	n.m.
Net income on other assets	-	(100%)	(83)	X3.5
Pre-tax income before integration-related costs	**209**	**+62.2%**	**699**	**+8.4%**
Tax	(66)	+12.0%	(254)	+11.1%
Net income before integration-related costs	143	X2.1	445	[illegible]
Net income before integration-related costs and goodwill impairment	**143**	**+63.2%**	**528**	**+19.9%**
Cost/income ratio**	51.1%	(6.1 pts)	52.4%	(1.5 pt)
Allocated capital (€bn)			2.3	
ROE			22.5%	

* Before tax and integration-related costs, excl. proprietary asset management and other activities
** Before integration-related costs

Consumer credit in France and abroad

✓ Continued expansion in consumer credit:

- In Q4, international operations were extended to the Czech Republic following the acquisition of CP Leasing, a vehicle financing specialist
- Many commercial successes: agreements in Morocco for Wafasalaf with RCI (Renault group), Marjane (Auchan group), partnership in Spain between Ikea and Finconsum, cooperation agreement in Greece between Credicom and Sygelidis group, business growth of partnerships between Carrefour and Banca Intesa
- In France, commercial capability strengthened across all distribution channels: entry into the boat financing market, launch of new cards, etc.

Growth in managed loan book


€bn
31.7
2.5
4.7
2.2
22.3
37.1
3.0
5.2
3.5
25.4
Dec 04
Dec 05

	Δ Dec/Dec
Total	**+17.0%**
Regional Banks partnership	+23.7%
LCL partnership	+11.4%
Third party and JV	+55.9%
Proprietary outstandings	+13.6%

Geographic breakdown of loans outstanding


€bn
31.7
9.1
37.1
12.9
Dec 04
Dec 05
Δ Dec/Dec
International +41.5%
France +7.1%

CRÉDIT AGRICOLE S.A.

Major strategic directions for 2006

✓ Consolidate on our leadership in France

- Step up sales in consumer credit
- Improve efficiency of lease finance commercial networks
- Enrich product offering in factoring

✓ Accelerate implementation of synergies between specialised financial services subsidiaries and all Group entities

✓ Further international expansion, either through targeted acquisitions or creating new companies

Asset management, insurance and private banking

An exceptional year

Allocated capital	25.0%
Business line net income*	28.7%

- ✓ Robust business activity in 2005:
  - Record new inflows: over € 55 billion
  - Assets under management: € 715 billion
  - AUM excluding double counting (€ 563 billion): + 38.3%
- ✓ Sharp increase in results of all business lines:
  - GOI***: + 34%
  - Net income: + 31.8%
- ✓ Acquisition of Nextra in Italy in December, strengthening distribution capability

€m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004**
Net banking income	**988**	**+42.4%**	**3,333**	**+21.3%**
Operating expenses	(434)	+27.6%	(1,465)	+8.1%
Gross operating income* **	**553**	**+56.6%**	**1,868**	**+34.0%**
Risk-related costs	11	n.m.	19	n.m.
Equity affiliates	7	(30.9%)	28	X2.2
Net income on other assets	(4)	n.m.	(5)	n.m.
Pre-tax income before integration-related costs	**567**	**+62.0%**	**1,910**	**+37.3%**
Tax	(198)	X2.3	(646)	+50.0%
Net income before integration-related costs	369	+40.0%	1,264	+31.8%

* Before tax and integration-related costs, excl. proprietary asset management and other activities
** 2004 data are on a like-for-like basis and on comparable methods
*** Before integration-related costs

CRÉDIT AGRICOLE S.A.

Asset management: growth and consolidation of business after mergers and rationalisation of subsidiaries

✓ Intensive activity with:
- Net new inflows of more than €35 billion during the year, of which almost 50% abroad
- 41.5% growth in assets under management with Nextra* (+ 22% on like-for-like basis and on comparable methods)
- Rationalisation of mutual fund offerings, continued innovation and enrichment of product ranges (absolute return funds, structured products, etc.)

✓ Major operational developments including:
- Creation of CASAM on 1 September
- Acquisition of 65% of Nextra on 22 December

Assets under management

€bn


347.0
316.5
30.5
Dec 04
Inflows
+ 35.2
Market
+ 41.0
Scope and method
+ 68.0*
491.2
380.4
110.8
Dec 05

	Δ Dec/Dec**
AUM	+22.0%
France	+17.7%
International	+65.7%

Breakdown of AUM


18.1%
46.9%
22.6%
12.4%
Dec 04
16.2%
44.1%
24.2%
15.5%
Dec 05
Money markets
Bonds
Equities
Structured, alternative and other

* Italian business (Nextra and CAAM SGR) 65% consolidated.
** On a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

- ✓ The major events of 2005 were:
  - Completion of mergers between CA and CL private banking units in Switzerland and Luxembourg
  - Development of the "Crédit Agricole Private Bank" brand
- ✓ Setting up of a "High net worth" structure in France, with BGPI creating a specialised private banking platform to serve the Regional Banks while developing its own direct clientele
- ✓ Development of an effective and competitive international logistics platform

Assets under management

€bn



67.8
26.0
41.8
Dec 04
Inflows
+ 1.4
Market
+ 8.0
Scope*
+ 2.3
79.5
28.8
50.7
Dec 05

	Δ Dec/Dec
AUM	**+13.2%****
France	+11.0%**
International	+14.6%**

* Harmonisation of valuation methods in restructured international entities
** On a like-for-like basis

Asset management, insurance and private banking

Insurance

- ✓ A reasserted business with the creation of an Insurance division.
- ✓ Strong position in France (third insurer) and aim of strengthening international operations.
- ✓ Creation of Predica Europe at end 2005 through the merger of the two Luxembourg companies. The new entity is among the leading insurance companies in Luxembourg.
- ✓ Completion in 2005 of the merger between Predica and UAF through the implementation of a single information systems and administration platform. The biggest data migration project ever seen in the French insurance industry was completed successfully.
- ✓ Unique expertise and a large-scale approach in the mass markets.

Asset management, insurance and private banking

Life insurance

✓ Continued business momentum in life insurance:

- 2005 premium income up 15.9% vs 2004 to €18.9 billion. Conventional products accounted for 81% of this income while unit-linked business grew by 36% over the year.
- Excellent performances in all product ranges (notably the success of multi-fund investment contracts for high net worth clients, and window funds; + 146,000 new personal pension plans (PERPs); + 27,000 new long-term care policies, etc.)

Assets under management*

€bn


129.7
15.4
114.3
144.3
19.1
125.2
Dec 04
Dec 05

	Δ Dec/Dec
AUM	**+11.2%**
Unit-linked	+24.2%
€	+9.5%

Breakdown of investment (excl. Unit-linked)


1.3%
5.4%
3.6%
78.2%
11.5%
Book value at Dec 04
1.9%
4.4%
3.3%
76.7%
13.7%
Book value at Dec 05
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions -On a like-for-like basis (Incl. Predica Europe)

Asset management, insurance and private banking

Non-life insurance

✓ Number two property & casualty bancassurer with €1.2bn in premium income in 2005, an increase of 16.7%, and more than 4.7 million policies.

✓ Combined ratio improved to 93.4% at end 2005.

✓ Strong growth of Pacifica's business with a controlled loss ratio; in 2005, 95% of clients are satisfied with claims handling.

Premium income



€m
850.8
19.9
307.2
200.4
117.7
205.6
996.8
43.5
333.7
224.6
144.4
250.6
1,162.8
80.7
363.4
253.1
181.9
283.7
2003
2004
2005

	Δ2005/2004
Premium income	+16.7%
Farmers and small businesses	+85.5%
Car	+8.9%
Comprehensive household	+12.9%
Personal accident, health,	+26.0%
Legal protection and other	+13.2%
O/w Finaref	+15.5%

Trends in P&C premium income compared with French market



Base 100
+ 17.2%
+ 16.7%
+ 3.5%
+ 2.5%
2003
2004
2005
Non-life Crédit Agricole S.A.
Non-life France

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Major strategic directions for 2006

✓Asset management

- Integrate Nextra
- Develop product offering tailored to needs of distribution networks
- Expand international operations (search of complementary skills; distribution in Asia)

✓Insurance

- Diversification in international markets, which began in early 2006 with the acquisition of a controlling stake in Tranquilidade Vida and Espirito Santo Seguros
- Continue the already growth in life insurance
- Accelerate growth in P&C insurance

✓Investor services

- Completion of the setting-up of CACEIS

✓Private banking

- Strengthen our presence in the French high net worth market
- Strengthen our presence in high growth potential areas

Corporate and investment banking

Progress in many business lines

	2004	RANKINGS	2005
FINANCING ACTIVITIES			
Aircraft finance *(Export credit arranger – Airbus & Boeing)*	World no.5	↗	World no. 2
Ship finance		World top five	
Project finance *(Mandated arranger)*	World no.15	↗	World no. 4
LBOs/MBOs *(Bookrunner)*	No. 14 in Western Europe	↗	No.7 in Western Europe
Syndication *(Bookrunner)*	World no. 12	↗	World no. 8
Export credits *(Mandated arranger)*	World no. 8	↗	World no. 4
Structured commodities finance *(Bookrunner)*	World no. 2	↗	World no. 1
CAPITAL MARKETS AND INVESTMENT BANKING			
Primary equity markets *IPOs – (Bookrunner)*	European no. 3	↗	European no. 1
Brokerage *(French equities research)*	French no. 2	↗	French no. 1
Bonds / Credit *(Lead manager – euro issues)*	World no. 11	=	World no. 11
ABS/MBS securitisation (in €)	World no. 11	↗	World no. 8

Source: Dealogic, Airfinance Journal, PFI Thomson, Thomson Financial, Institutional Investor, IFR

Corporate and investment banking

Results growing very strongly

Allocated capital	32.1%
Business line net income*	26.7%

- ✓ Very good Q4-05 consolidating on the year's growth dynamics with revenues up 26% (Q4/Q4) and 8% (Q4/Q3).
- ✓ An excellent year financially and commercially:
  - GOI**** up 54% vs 2004 and 66% Q4/Q4
  - ROE up 4.3** points to 17.0%
  - Calyon's European and world positions strengthened in many business lines

€m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004**	Δ 2005/2004***
Net banking income	**1,197**	**+25.7%**	**4,456**	**+19.9%**	**+19.9%**
Operating expenses	(760)	+10.5%	(2,813)	+ 6.1%	+6.5%
Gross operating income****	**437**	**+65.5%**	**1,643**	**+54.5%**	**+52.8%**
Risk-related costs	(19)	n.m.	(3)	n.m.	
Equity affiliates	34	X2.2	120	+62.0%	
Net income on other assets	(3)	n.m.	14	n.m.	
Pre-tax income before integration-related costs	**449**	**+50.8%**	**1,774**	**+53.5%**	
Tax	(97)	+27.8%	(398)	+43.7%	
Net income before integration-related costs	**352**	**+58.7%**	**1,376**	**+56.6%**	
Cost/income ratio****	63.5%	(8.8 pts)	63.1%	(8.2 pts)	
Allocated capital (€bn)			8.2		
ROE			17.0%		

* Before tax and integration-related costs, excl. proprietary asset management and other activities
** 2004 data are on a like-for-like basis and on comparable methods
*** On a like-for-like basis and at constant exchange rate
**** Before integration-related costs

Corporate and investment banking

Trends in revenues


(€m)
3,715
4,456
+ 20%
+ 13%
+ 26%
1,659
1,873
2,056
2,583
Financing activities
Capital markets and investment banking
2004
2005

Trends in business mix


44.7%
42.0%
Capital markets and investment banking
Financing activities
2004
2005

Trends in cost/income ratio


71.4%
63.1%
2004
2005

✓ Excellent year, confirming strong momentum in all business lines, with NBI up 20% vs 2004.

✓ Improvement in business mix, in line with business plan targets: Calyon now has a full portfolio of business activities comprising more than twenty product lines each with critical mass in its market

✓ Slight decrease in fixed costs improving ability to make targeted investments in Calyon's strategic areas of focus:

- Strengthening front-office teams in growing businesses (equity derivatives, brokerage, international coverage, etc.)
- Optimising information systems:
  - Rationalising the international network platform
  - Consolidating and developing capital markets information systems

CRÉDIT AGRICOLE S.A.

Financing activities

Contribution to net income up 38% vs 2004 to more than €920 million

Trends in cost/income ratio*



55.3%
41.6%
53.2%
43.5%
T4 04
T4 05
2004
2005

Trends in revenues



(€m)
1,659
+ 13%
1,873
957
1,115
2004
2005
Structured finance

* Before integration-related costs

✓ Competitive cost/income ratio* of 43.5%, a 9.7 point improvement over one year.

✓ Controlled growth in risk-weighted assets (down 4% vs 30 September 2005)

✓ Excellent performance in structured finance:

- In 2005, structured finance contributed 59.5% of financing activities revenue (+ 1.8 point vs 2004)
- Sharp increase in NBI notably thanks to contribution from ship finance and international trade finance:
  - + 34% vs Q4-04
  - + 27% vs Q3-05
- Leading positions confirmed
  - World no. 2 in aircraft finance
  - World no. 4 in project finance

CRÉDIT AGRICOLE S.A.

Capital markets and investment banking: steady growth since the creation of Calyon

Annual trends in revenues

(€m)



+ 26%
2,056
2,583
1,219
837
1,612
971
Capital markets
Brokers and advisory
2004
2005

Quarterly trends in revenues



565
500
428
563
640
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05

Trends in VaR (1 day –99%)



25
24
19
17
16
30/06/04
30/09/04
31/12/04
31/03/05
30/06/05
30/09/05
31/12/2005

* Before integration-related costs

** Excluding capital gain on Euronext in 2004

✓ In 2005, GOI* doubled and the cost/income ratio* fell by 8.7 points to 77.4%.

✓ **Capital markets:**

- Continued robust revenues in fixed-income derivatives
- Promising growth in securitisation activities (+ 43%) and commodities (up 4.8x)
- Confirmation of recovery in equity derivatives (up 2.2x)
- Revenues from client business again account for over 50% of the total

✓ **Brokerage:**

- Excellent return on this business that uses little capital and accounts for one third of CBI's revenues in 2005
- GOI** doubled vs 2004

✓ **Investment banking:**

- Some major mandates: Suez, EDF, GDF, Metrovacesa/Gecina
- Growth in deals with an international component

CRÉDIT AGRICOLE S.A.

Good operating performance putting Calyon up among the top European investment banks


(€m)
Trends in gross operating income of investment banks
- 17 %
-188
Crédit Suisse
- 1 %
-37
HSBC
+ 5 %
154
UBS
+114 %
342
ABN Amro
+ 24 %
361
Barclays
+ 25 %
550
BNPP
+ 32 %
574
Soc Gen
+ 55%
580
Calyon*
+ 54 %
1,504
Deutsche Bank

- ✓ Strong business momentum across all business lines: in 2005, Calyon achieved one of the highest growth rates among European investment banks gross operating income, both in percentage and absolute value


pts
Cost/income ratio
+ 3.6
90.3
Crédit Suisse
- 5.6
88.0
ABN Amro
+ 0.9
70.5
UBS
- 6.6
69.4
Deutsche Bank
+ 1.0
67.8
Barclays
- 8.2
63.1
Calyon*
+ 4.4
59.4
HSBC
- 3.6
58.3
Soc Gen
- 3.1
57.8
BNPP

- ✓ A structure that has raised its performance level substantially: Calyon achieved one of the strongest improvements in cost/income ratio among the European investment banks, and is now among the best

* Before integration-related costs

Corporate and investment banking

Major strategic directions for 2006

Financing activities

- ✓ Continued efforts to broaden the customer base and increase our positions in geographical areas offering better returns
- ✓ Continued rationalisation of information systems in international operations
- ✓ Completion of the Basel II project

Capital markets and investment banking

- ✓ Strengthening electronic distribution capability in cash products
- ✓ Equity derivatives and funds : extending the commercial offering, improving structuring capability and developing sales of structured products using the CASAM platform
- ✓ Extending CA Cheuvreux's geographical reach to cover the United Kingdom and Eastern Europe and expanding Calyon Financial's geographical presence in Asia; continued development of CLSA in the Japanese, Indian and Chinese markets.

International retail banking

Strong growth of results

Allocated capital	10.2%
Business line net income*	7.1%

- ✓ Strong rise in the contribution of Intesa and BES which bring the equity affiliates income to €452m (+30.3% over 2004)
- ✓ Acquisition of Meridian Bank
- ✓ Very good progression of the African network

€m	Q4-05	ΔQ4/Q4	2005	Δ2005/2004**
Net banking income	**90**	**+15.6%**	**317**	**+15.2%**
Operating expenses	(71)	+3.3%	(267)	+22.1%
Gross operating income	**19**	**X2.1**	**50**	**(11.2%)**
Risk-related costs	(20)	+46.6%	(33)	+48.6%
Equity affiliates	108	+4.5%	452	+30.3%
Net income on other assets	-	n.m.	-	n.m.
Pre-tax income	**107**	**+11.7%**	**469**	**+24.0%**
Tax	(6)	(16.4%)	(8)	(46.2%)
Net income	101	+14.1%	461	+26.8%
Cost/income ratio	79.3%	(9.4 pts)	84.1%	+4.7 pts
Allocated capital (€bn)			2.6	
ROE			18.3%	

* Before tax and integration-related costs, excl. proprietary asset management and other activities
** 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

International retail banking

Major strategic directions for 2006

✓Further acquisitions in high growth potential countries:

- EAB (January 2006): 3rd largest private sector retail bank in Egypt, 2005 NBI of about €71m, over 100,000 personal, professional and corporate clients

✓Strengthening of our relationship with the Espirito Santo Group

- Shareholding in Tranquilidade Vida and Espirito Santo Seguros, life and non-life bancassurance subsidiaries of the BES Group in Portugal, raised to 50% with management control granted to Crédit Agricole S.A.
- Participation to the current rights issue and increase of our direct holding

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- ✓ Private equity: NBI of €19.7m in Q4-05 vs € (23.8) m in Q4-04, and € 91.2 m for the full year 2005 vs € (66.9) m in 2004
- ✓ Gains on asset disposals linked with Caceis totalling €88m in Q3-05

€m	Q4-05	ΔQ4/Q4	2005	Δ2005/2004*
Net banking income	**(171)**	**(11.3%)**	**(380)**	**+31.9%**
Operating expenses	(232)	+35.9%	(843)	+27.6%
Gross operating income**	**(403)**	**+10.9%**	**(1,223)**	**+28.9%**
Risk-related costs	2	n.m.	(77)	+68.4%
Equity affiliates	-	n.m.	31	X7
Net income on other assets	3	n.m.	110	X2.4
Pre-tax income before integration-related costs	**(398)**	(0.4%)	**(1,159)**	**+22.8%**
Tax	217	+50.5%	631	X2.1
Net income before integration-related costs	(181)	(29.1%)	(528)	(18.6%)

* 2004 data are on a like-for-like basis and on comparable methods
** Before integration-related costs

Contents

Crédit Agricole S.A. consolidated results

Crédit Agricole S.A. development plan

Presentation of results by business line

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

Financial data

Crédit Agricole Group highlights

Appendices

Crédit Agricole S.A. : a sound balance sheet

✓ The growth of the risk-weighted assets slows down towards the year-end

✓ Solvency ratios on the rise: Tier 1: 8.2%, total solvency ratio: 8.5%

Capital (Shareholders' equity and subordinated debt)


€bn
47.6
50.8
54.9
18.8
20.2
21.2
2.8
2.9
3.0
26.0
27.7
30.7
Dec 04
Juin 05
Dec 05

	Δ Dec/Dec
■ Subordinated debt and similar*	+12.8%
□ Preferred shares	+7.1%
□ Shareholders' equity Group share	+18.5%
Total	+15.3%

Risk-weighted assets and Cooke ratio


€215.6 bn
€235.9 bn
€248.5 bn
8.6%
8.2%
8.5%
Dec 04**
June 05
Dec 05
International solvency ratio
O/w Tier 1

* O/w €1.2 billion deeply subordinated notes
** French GAAP

Contents

Crédit Agricole S.A. consolidated results

Crédit Agricole S.A. development plan

Presentation of results by business line

French retail banking – Regional Banks

French retail banking – LCL

Specialised financial services

Asset management, insurance and private banking

Corporate and investment banking

International retail banking

Proprietary asset management and other activities

Financial data

Crédit Agricole Group highlights

Appendices

Consolidated income statement

€m	2004*	2005	Δ 2005/2004
Net banking income	**24,228**	**25,949**	**+7.1%**
Operating expenses	(15,713)	(16,361)	+4.1%
Gross operating income**	**8,515**	**9,588**	**+12.6%**
Risk-related costs	(1,216)	(1,260)	+3.6%
Equity affiliates	434	629	+44.9%
Net income on other assets	(55)	40	n.m.
Integration-related costs	(551)	(219)	(60.3.%)
Tax	(2,308)	(2,465)	+6.8%
Net income	**4,819**	**6,313**	**+31.0%**
Net income - Group share	**4,540**	**5,983**	**+31.8%**

* IAS/IFRS, excl. 32-39 and IFRS 4
** Before integration-related costs

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04*	June 05	Dec 05
Equity group share	44.5	47.0	51.2
Preferred shares	2.8	2.9	3.0
Subordinated debt	17.2	18.9	20.1
Total risk-weighted assets	428.0**	455.0	480.5
International Solvency Ratio	**10.4%****	**9.9%**	**10.1%**
Tier 1 ratio	**7.9%****	**7.6%**	**7.9%**

* IAS/IFRS excl. 32-39 and IFRS4
** In French GAAP

Conclusion

A development plan for 2006-2008 already under implementation

✓First impact of actions undertaken in French retail banking

- Regional Banks: new positioning well received
- LCL: new brand, first impact on business

✓International initiatives

- Acquisition of Egyptian American Bank
- Strengthening of partnership agreements with the Espirito Santo Group: acquisition by Crédit Agricole S.A. of 50% of the share capital and of the management control of the two bankinsurance subsidiaries (life and non-life) of ESFG



CRÉDIT
AGRICOLE S.A.



Results for Q4-05 and 2005 annual results

Appendices

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

- Consolidated results by business line

Progress report on synergies

Movements in consolidated capital

Capital allocation

Trends in risk

Additional information on business lines

- French retail banking – Regional Banks
- French retail banking – LCL
- Specialised financial services
- Asset management, insurance and private banking
- Proprietary asset management and other activities

Consolidated balance sheet at 31 December 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q4-04	Q4-05	Q4-04	Q4-05	Q4-04	Q4-05	Q4-04	Q4-05	Q4-04	Q4-05	Q4-04	Q4-05	Q4-04	Q4-05	Q4-04	Q4-05
Net banking income	-	-	867	910	577	669	694	988	952	1 197	77	90	(193)	(171)	2,975	3,682
Operating expenses	-	-	(629)	(635)	(330)	(342)	(340)	(434)	(688)	(760)	(69)	(71)	(170)	(232)	(2,227)	(2,474)
Gross operating income*	-	-	238	275	247	327	354	553	264	437	8	19	(363)	(403)	748	1,208
Risk-related costs	-	-	(56)	(60)	(101)	(119)	(4)	11	22	(19)	(13)	(20)	(5)	2	(157)	(205)
Equity affiliates	174	200	-	-	1	2	9	7	16	34	103	108	2	-	305	350
Net income on other assets	(3)	-	-	-	(18)	-	(9)	(4)	(4)	(3)	(3)	-	(34)	3	(71)	(4)
Integration-related costs	-	-	-	-	(7)	(4)	(17)	(4)	(110)	(19)	-	-	(145)	(20)	(280)	(47)
Pre-tax income	171	200	182	215	122	206	333	563	188	430	95	107	(545)	(418)	545	1,302
Tax**	-	-	(64)	(65)	(57)	(66)	(82)	(198)	(49)	(97)	(7)	(6)	221	225	(37)	(206)
Net income	171	200	118	150	65	140	251	365	139	333	88	101	(324)	(193)	508	1,096
Minority interests	-	-	15	(4)	(7)	(10)	(4)	(5)	(11)	(11)	1	(6)	(61)	(55)	(67)	(90)
Net income - Group share	171	200	133	146	58	130	247	360	128	322	89	95	(385)	(248)	441	1,006

* Before integration-related costs
** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	2004	2005	2004*	2005	2004	2005	2004*	2005	2004*	2005	2004*	2005	2004*	2005	2004	2005
Net banking income	-	-	**3,396**	**3,501**	**2,259**	**2,466**	**2,749**	**3,333**	**3,715**	**4,456**	**276**	**317**	**(288)**	**(380)**	**12,107**	**13,693**
Operating expenses	-	-	(2,477)	(2,487)	(1,216)	(1,291)	(1,355)	(1,465)	(2,652)	(2,813)	(219)	(267)	(660)	(843)	(8,579)	(9,166)
Gross operating income**	-	-	**919**	**1,014**	**1,043**	**1,175**	**1,394**	**1,868**	**1,063**	**1,643**	**57**	**50**	**(948)**	**(1,223)**	**3,528**	**4,527**
Risk-related costs	-	-	(169)	(151)	(372)	(398)	(9)	19	43	(3)	(22)	(33)	(46)	(77)	(575)	(643)
Equity affiliates	733	854	-	-	(2)	5	13	28	74	120	347	452	4	31	1,169	1,490
Net income on other assets	(3)	-	-	-	(24)	(83)	(9)	(5)	(25)	14	(3)	-	46	110	(18)	36
Integration-related costs	-	-	-	-	(17)	(25)	(53)	(32)	(207)	(77)	-	-	(274)	(85)	(552)	(219)
Pre-tax income	**730**	**854**	**750**	**863**	**628**	**674**	**1,336**	**1,878**	**948**	**1,697**	**379**	**469**	**(1,218)**	**(1,244)**	**3,552**	**5,191**
Tax***	**(60)**	**(75)**	(234)	(259)	(223)	(246)	(413)	(636)	(227)	(379)	(15)	(8)	417	661	(754)	(942)
Net income	**670**	**778**	**516**	**604**	**405**	**428**	**923**	**1,242**	**721**	**1,318**	**364**	**461**	**(801)**	**(583)**	**2,798**	**4,249**
Minority interests	-	-	(3)	(14)	(32)	(27)	(19)	(17)	(26)	(65)	(14)	(22)	(203)	(212)	(297)	(358)
Net income - Group share	**670**	**778**	**513**	**590**	**373**	**401**	**904**	**1,225**	**695**	**1,253**	**350**	**439**	**(1,004)**	**(795)**	**2,501**	**3,891**

* On a like-for-like basis and on comparable methods
** Before integration-related costs
*** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks								French retail banking – LCL							
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05
Net banking income	-	-	-	-	-	-	-	-	**827**	**868**	**834**	**867**	**837**	**900**	**854**	**910**
Operating expenses	-	-	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)
Gross operating income**	-	-	-	-	-	-	-	-	**197**	**258**	**226**	**238**	**210**	**287**	**242**	**275**
Risk-related costs	-	-	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)
Equity affiliates	219	156	184	174	236	208	209	200	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**200**	**154**	**222**	**192**	**182**	**169**	**256**	**224**	**215**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**107**	**154**	**137**	**118**	**118**	**179**	**157**	**150**

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Specialised financial services								Asset management, insurance and private banking							
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**669**	**682**	**701**	**671**	**694**	**777**	**751**	**817**	**988**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)
Gross operating income**	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**327**	**361**	**361**	**318**	**353**	**439**	**401**	**474**	**553**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(119)	(1)	(10)	7	(4)	-	4	4	11
Equity affiliates	-	(3)	(1)	1	1	-	1	2	2	2	-	10	10	4	8	7
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	-	(9)	-	(1)	-	(4)
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4)	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**206**	**356**	**337**	**310**	**333**	**437**	**389**	**488**	**563**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**140**	**240**	**224**	**208**	**251**	**282**	**282**	**313**	**365**

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Corporate and investment banking							
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**	**1,197**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)
Gross operating income**	**285**	**279**	**235**	**264**	**355**	**435**	**416**	**437**
Risk-related costs	(39)	46	14	22	14	10	(8)	(19)
Equity affiliates	17	19	22	16	22	30	34	34
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)	(19)
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**	**430**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**	**333**

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Financing activities								Investment banking							
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**485**	**565**	**500**	**428**	**563**	**610**	**618**	**643**	**712**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)
Gross operating income**	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**283**	**114**	**49**	**34**	**90**	**134**	**143**	**154**	**154**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	(2)	(6)	19	(14)	1	(5)	-	(1)
Equity affiliates	17	19	21	17	22	30	33	35	-	-	1	(1)	-	-	1	(1)
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	(3)	1	(2)	4	(2)	14	4
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(5)	(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**288**	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**	**142**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**229**	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**	**104**

* On a like-for-like basis and on comparable methods
** Before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	International retail banking								Proprietary asset management and other activities							
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**90**	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**	**(171)**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)
Gross operating income**	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**19**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**	**(403)**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2
Equity affiliates	85	86	73	103	123	107	114	108	6	(9)	6	2	(4)	1	35	-
Net income on other assets	-	-	-	(3)	(3)	3	-	-	(1)	-	81	(34)	4	13	90	3
Integration-related costs	-	-	-	-	-	-	-	-	(27)	(33)	(69)	(145)	(15)	(40)	(9)	(20)
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**107**	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**	**(418)**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	159	(15)	51	221	148	86	201	225
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**101**	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**	**(193)**

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Group							
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)	(2,474)
Gross operating income*	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)
Equity affiliates	329	251	284	305	388	350	402	350
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)
Pre-tax income	**889**	**1, 190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**

* Before integration-related costs

Progress report on synergies

Synergies achieved ahead of 2005 target

€m

Full year effect 2005: €722m



40
275
325
620
663
760
2003
2004 target
2004
2005 target
2005
2006 target

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	**26,042**	**3,851**	**29,893**	**18,772**
Capital increase	395		395	
Dividend paid in 2005	(954)	(236)	(1,190)	
Dividend paid by Crédit Agricole S.A. to the Regional Banks (25%)	145	-	145	
Change in foreign exchange translation reserves	274	264	538	
Unrealised gains or losses	635	-	635	
Change in share of retained earnings of equity affiliates	262	-	262	
2005 results	3,891	358	4,249	
Other	(8)	(11)	(19)	
31 December 2005	**30,682**	**4,226**	**34,908**	**21,248**

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

International solvency ratio

€ bn	Dec 04*	June 05	Dec 05
Credit risks	195.0	217.6	224.7
Market risks	20.6	18.3	23.8
Total risk-weighted assets	**215.6**	**235.9**	**248.5**
Tier 1	17.6	18.9	20.7
Tier 2	14.2	15.2	16.5
Tier 3	1.2	1.1	0.7
Deductions	14.5	15.8	16.8
Total net regulatory capital	**18.5**	**19.4**	**21.1**
Tier 1 solvency ratio	**8.0%**	**7.8%**	**8.2%**
Total solvency ratio	**8.6%**	**8.2%**	**8.5%**

* In French GAAP

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2004		June 05	Dec 2005	%
SAS Rue la Boétie	794,929,524		817,341, 575	819,541, 855	54.73%
Treasury shares*	29,324,633		26, 776,714	26,312,207	1.76%
Employees (FCPE, PEE)	66,482,278		68,057,250	87,223,339	5.83%
Float	582,786,002		561,346,898	564,244,900	37.68%
Total shares in issue	**1,473,522,437**		**1 473 522 437**	**1 497 322 301**	**100%**
	Reported Consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,472,776,470	1,451,304,844	1,444,219,902	1,450,806,810	
Net income - Group share	€2,203m	€2,501m	€1,865m	€3,891m	
Annualised net income before integration-related costs per share	**€2.144**	**€1.969**	**€2.718**	**€2.786**	
Annualised net income per share	€1.496	€1.723	€2.583	€2.682	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

Movements in consolidated capital

Allocated capital per business line

€bn	Dec. 04	(%)	June 05	(%)	Dec. 05	(%)
French retail banking	**5.5**	**24.4%**	**5.8**	**24.2%**	**6.0**	**23.6%**
- Regional Banks	*3.3*		*3.4*		*3.6*	
-LCL	*2.2*		*2.4*		*2.4*	
Specialised financial services	**2.1**	**9.4%**	**2.1**	**8.9%**	**2.3**	**9.1%**
Asset management, insurance and private banking	**5.6**	**24.8%**	**5.8**	**24.5%**	**6.3**	**25.0%**
Corporate and investment banking	**6.9**	**30.6%**	**7.7**	**32.5%**	**8.2**	**32.1%**
Of which Capital markets and investment banking	*2.3*		*2.6*		*2.5*	
Of which Financing activities	*4.6*		*5.1*		*5.7*	
International retail banking	**2.4**	**10.8%**	**2.4**	**9.9%**	**2.6**	**10.2%**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from all business lines

€ bn	2005		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.6	14.0%	20.4%
French retail banking – LCL	2.4	9.6%	24.7%
Specialised financial services*	2.3	9.1%	22.5%
Asset management, insurance and private banking	6.3	25.0%	20.1%
Corporate and investment banking	8.2	32.1%	17.0%
International retail banking	2.6	10.2%	18.3%
Total business lines	**25.4**	**100%**	**19.6%**
Group			**15.8%**

* For SFS, excluding goodwill impairment

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	June 05	Dec 05
French retail banking	**89.7**	**93.3**	**97.9**
- *Regional Banks (25%)*	52.1	53.8	57.1
- *LCL*	37.6	39.5	40.8
Specialised financial services	**35.0**	**35.8**	**38.2**
Asset management, insurance and private banking	**11.4**	**13.1**	**15.3**
Corporate and investment banking	**112.1**	**125.3**	**132.0**
International retail banking	**3.4**	**3.2**	**3.2**

Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.

€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	June 05	Dec 05
Gross customer and interbank loans outstanding	209,272	241,591	261,422
Bad and doubtful loans	8,746	8,455	8,233
Loan loss reserves**	7,343	7,395	7,155
Doubtful loan ratio	4.2%	3.5%	3.1%
Ratio of reserves to doubtful loans**	84.0%	87.5%	86.9%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%	67.7%

Regional Banks (aggregate data from unconsolidated accounts)

€ m	Dec 04***	June 05***	Dec 05***
Customer loans	242,859	252,081	267,637
Bad and doubtful loans	8,343	8,316	7,928
Loan loss reserves	5,858	6,071	5,884
Doubtful loan ratio	3.4%	3.3%	3.0%
Ratio of reserves to doubtful loans	70.2%	73.0%	74.2%

* Principal only
** Including collective reserves
*** French GAAP

Trends in risk

Distribution of risk per geographical area and type of activity



Africa and Middle-East 4%
Japan 4%
Central and South America 5%
North America 17%
France 36%
Asia-Pacific 5%
Other European countries 4%
Other European Union countries 25%



Health/ pharmacy 3%
Touring/hotel/ catering 3%
Utilities 1%
Aircraft/ Aerospace 6%
Other 4%
Telecom 7%
Media/ publishing 3%
Shipping 5%
Other transportation 3%
Computing/IT 3%
Agri-food 6%
Real estate 6%
Motor 7%
Heavy industry 7%
Energy 18%
Other industry 6%
Consumer goods 8%
Wood/paper/ packaging 1%
Building works 4%

CRÉDIT AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 31 December 2005: €24m for Crédit Agricole S.A. Group, of which €21m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1 January to 31 December 2005				31 December 2004
	Minimum	Maximum	Average	31 Dec 2005	
Treasury	4	8	6	4	7
FX and commodities	2	7	4	5	2
Interest-rate derivatives	8	11	10	10	9
Credit and liquid bonds	5	13	8	8	13
Structured credit	1	4	2	4	1
Equities	5	9	7	9	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**22**	**24**	**25**

French retail banking – Regional Banks

Continued robust growth in customer assets



€ bn
399.7*
44.2*
42.3*
89.9*
32.9
80.7
49.0
60.7
2003
427.4*
48.8*
46.0*
99.6*
31.8
84.3
53.4
63.5
2004
457.3*
52.2*
52.4*
111.5*
30.5
86.0
56.0
68.7
2005

	Δ 2005/2004
Total	+7.0%
Securities*	+7.1%
Mutual funds and REITs*	+13.8%
Life insurance	+11.8%
Time deposits, Popular savings plans (incl. savings bonds)	(4.1%)
Home purchase savings schemes	+2.1%
Passbook accounts**	+4.9%
Sight deposits	+8.3%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2003 and 2004.
**CSL, LEP, Codevi, etc.

French retail banking – Regional Banks

Strong growth in new lending and loan book


Loans outstanding
€bn
223.3
21.5
13.8
37.9
19.0
27.3
103.8
242.9
24.1
14.3
39.3
19.8
28.3
117.1
267.6
26.5
15.2
41.2
20.6
29.7
134.4
2003
2004
2005

	Δ 2004/2005
Total	+10.2%
Local authorities	+10.2%
Consumer credit	+6.1%
SMEs	+4.8%
Small businesses	+4.4%
Farming loans	+5.1%
Home finance	+14.7%

French retail banking – LCL

Continued strong momentum in customer assets



€bn
111.7
8.7
25.9
27.3
6.3
14.1
10.3
19.1
2003*
118.6
9.6
26.9
29.7
5.9
14.2
12.1
20.2
2004*
126.9
9.9
28.9
32.8
5.9
13.6
14.4
21.4
2005

	Δ 2005/2004*
Total	+7.0%
Securities	+3.0%
Mutual funds	+7.6%
Life insurance	+10.3%
Time deposits, Popular savings plans	+0%
Home finance savings scheme	(3.7%)
Passbook accounts	+19.1%
Sight deposits	+5.9%

* 2003 and 2004 data are on a like-for-like basis and on comparable methods

French retail banking – LCL

Significant acceleration in growth in loan book


€bn
53.8
48.6
45.5
9.1
8.8
8.4
8.1
7.7
7.4
6.7
6.4
6.2
29.9
25.7
23.5
2003*
2004*
2005

	Δ 2005/2004*
Total	+10.8%
SME loans	+4.3%
Small businesses	+6.1%
Consumer loans	+4.6%
Home finance	+16.0%

* 2003 and 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	Q4-05	ΔQ4/Q4	2005	Δ 2005/2004
Net banking income	**559**	**+ 17.0%**	**2,025**	**+8.2%**
Operating expenses	(263)	(1.1%)	(989)	+2.4%
Gross operating income*	**296**	**+39.8%**	**1,036**	**+14.3%**
Risk-related costs	(106)	+30.0%	(360)	+10.5%
Equity affiliates	2	n.m.	5	-
Net income on other assets	-	n.m.	(34)	n.m.
Integration-related costs	-	n.m.	(4)	(60.9%)
Pre-tax income	**192**	**+51.5%**	**643**	**+13.4%**
Tax	(63)	+27.6%	(220)	+11.3%
Net income	129	+66.7%	423	+14.6%
Net income before goodwill impairment	129	+66.7%	457	+23.8%

* Before integration-related costs

Specialised financial services

Lease finance highlights

€ m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004
Net banking income	**63**	**(7.1%)**	**253**	**(9.1%)**
Operating expenses	(46)	+3.8%	(171)	(1.4%)
Gross operating income*	**17**	**(27.9%)**	**82**	**(25.1%)**
Risk-related costs	(13)	(30.9%)	(35)	(12.3%)
Net income on other assets	-	(100.0%)	(49)	X 2
Integration-related costs	-	n.m.	(6)	+ 14.0%
Pre-tax income	**4**	**n.m.**	**(8)**	**n.m.**
Tax	1	n.m.	(12)	(42.9%)
Net income	5	n.m.	(20)	n.m.
Net income before goodwill impairment	5	n.m.	29	(31.4%)

* Before integration-related costs

Specialised financial services

Factoring highlights

€ m	Q4-05	ΔQ4/Q4	2005	Δ 2005/2004
Net banking income	**47**	**+45.2%**	**188**	**+71.2%**
Operating expenses	(29)	+66.5%	(121)	+65.8%
Gross operating income*	**18**	**+20.7%**	**67**	**+81.8%**
Risk-related costs	-	-	(2)	(69.2%)
Integration-related costs	(4)	X3.2	(15)	n.m.
Pre-tax income	**14**	**+6.6%**	**50**	**+64.5%**
Tax	(5)	+73.5%	(18)	X2.1
Net income	9	(15.7%)	32	+46.4%

* Before integration-related costs

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)



€bn
544.5
67.8
129.7
347.0
406.7
715.0
79.5
144.3
491.2
562.7
Dec 04
Dec 05
CAC 40 :
3,821
4,715

Total AUM: + 38.3%		
Private banking	Life insurance	Asset managt
+17.3%	+11.5%	+41.5%
+13.2%*	+11.2%*	+22.0%*

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004*
Net banking income	**478**	**+40.0%**	**1 466**	**+20.7%**
Operating expenses	(247)	+50.5%	(785)	+10.2%
Gross operating income**	**231**	**+30.2%**	**681**	**+35.7%**
Risk-related costs	9	n.m.	12	n.m.
Net income on other assets	-	n.m.	-	n.m.
Equity affiliates	(2)	n.m.	(3)	(64.0%)
Integration-related costs	2	n.m.	(3)	(92.6%)
Pre-tax income	**240**	**+49.1%**	**687**	**+50.0%**
Tax	(74)	+1.1%	(234)	+39.0%
Net income	166	+88.3%	453	+56.4%

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Asset management, insurance and private banking

Insurance highlights

€ m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004*
Net banking income	**370**	**+57.8%**	**1,353**	**+28.0%**
Operating expenses	(81)	(2.3%)	(287)	+14.8%
Gross operating income**	**289**	**+90.5%**	**1,066**	**+32.1%**
Risk-related costs	-	n.m.	-	n.m.
Equity affiliates	7	(27.7%)	28	X2.3
Net income on other assets	(2)	n.m.	(2)	n.m.
Integration-related costs	(4)	(25.0%)	(21)	+69.4%
Pre-tax income	**290**	**+82.8%**	**1,071**	**+32.8%**
Tax	(115)	X20.1	(369)	+65.8%
Net income	175	+14.4%	702	+20.3%

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Asset management, insurance and private banking

Private banking highlights

€ m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004*
Net banking income	**139**	**+18.5%**	**514**	**+7.7%**
Operating expenses	(106)	+13.9%	(393)	-
Gross operating income**	**33**	**+36.4%**	**121**	**+43.3%**
Risk-related costs	3	-	7	n.m.
Equity affiliates	-	(100.0%)	-	(100.0%)
Integration-related costs	(1)	(84.7%)	(9)	+26.4%
Pre-tax income	**35**	**X2.5**	**119**	**+66.6%**
Tax	(11)	X2.8	(32)	+49.5%
Net income	24	X2.4	87	+74.1%

* On a like-for-like basis and on comparable methods
** Before integration-related costs

Corporate and investment banking

Results of financing activities

€ m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004*	Δ 2005/2004**
Net banking income	**485**	**+24.7%**	**1,873**	**+12.9%**	**+12.6%**
Operating expenses	(202)	(6.0%)	(816)	(7.7%)	(7.8%)
Gross operating income* **	**283**	**+62.7%**	**1,057**	**+36.3%**	**+35.8%**
Risk-related costs	(18)	n.m.	2	n.m.	
Equity affiliates	35	X2.1	120	+62.0%	
Net income on other assets	(7)	n.m.	(6)	(71.4%)	
Pre-tax income before integration-related costs	**293**	**+30.4%**	**1,173**	**+34.1%**	
Tax	(60)	+16.5%	(251)	21.9%	
Net income before integration-related costs	**233**	**+34.6%**	**922**	**+37.8%**	
Cost/income ratio***	41.6%		43.5%	(9.7 pts)	
ROE			16.3%		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate
*** Before integration-related costs

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q4-05	Δ Q4/Q4	2005	Δ 2005/2004*	Δ 2005/2004**
Net banking income	**712**	**+26.5%**	**2,583**	**+25.6%**	**+25.8%**
Operating expenses	(558)	+18.0%	(1,998)	+12.9%	+13.7%
Gross operating income* **	**154**	**+71.1%**	**585**	**X2**	**+97.4%**
Risk-related costs	(1)	n.m.	(5)	+66.7%	
Equity affiliates	(1)	n.m.	-	-	
Net income on other assets	4	n.m.	20	n.m.	
Pre-tax income before integration-related costs	**156**	**X2.1**	**600**	**X2.1**	
Tax	(38)	+52.0%	(147)	X2.1	
Net income before integration-related costs	**118**	**X2.5**	**453**	**X2.2**	
Cost/income ratio***	78.4%	(5.6 pts)	77.4%	(8.7 pts)	
ROE			18.5%		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate
*** Before integration-related costs

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	2004	2005
Cost of financing	(1,119)	(1,201)
Financial management	595	395
Other business	64	174
Work-out activities	172	252
Net banking income	(288)	(380)

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2004 and 31 December 2005

€bn

Assets	31/12/04	31/12/05
Cash, central banks, French postal system	23.6	6.7
Financial assets at fair value through profit or loss	288.3	344.5
Financial assets available for sale	135.1	144.3
Loans and advances to banks and customers	374.0	446.5
Financial assets held to maturity	19.0	19.8
Accrued income and sundry assets	60.0	63.8
Fixed assets	19.9	21.7
Goodwill	13.4	14.1
	933.3	**1,061.4**

€bn

Liabilities	31/12/04	31/12/05
Central banks, French postal system	0.5	0.4
Financial liabilities at fair value through profit or loss	204.4	249.0
Due to banks and customers	387.4	432.9
Debt securities in issue	93.1	98.1
Accruals and sundry liabilities	53.3	58.0
Insurance contract's technical reserves	141.8	162.5
Contingency reserves and subordinated debt	23.0	25.5
Shareholders' equity	26.0	30.8
Minority interests	3.9	4.2
	933.3	**1,061.4**



CRÉDIT
AGRICOLE S.A.